The information in this prospectus supplement is not complete and may be changed. The prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale of these securities is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-117421
SUBJECT TO COMPLETION, DATED FEBRUARY 8, 2006
PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated October 15, 2004)
                             Shares
Equity Inns, Inc.
     % Series C Cumulative Preferred Stock
(Liquidation Preference $25 per Share)

     We are offering                    shares of     % Series C Cumulative Preferred Stock, $.01 par value per share. We will pay cumulative dividends on the Series C Preferred Stock from and including the date of original issuance in the amount of $          per share each year, which is equivalent to     % of the $25.00 liquidation preference per share. Dividends on the Series C Preferred Stock will be payable quarterly in arrears, beginning on April 30, 2006. The first dividend payment will be prorated for less than a full quarter. A.G. Edwards & Sons, Inc. will act as placement agent for the Series C Preferred Stock offered hereby, subject to certain conditions.
     We may not redeem the Series C Preferred Stock before                   , 2011, except to preserve our status as a real estate investment trust, or a REIT. On or after                   , 2011, we may, at our option, redeem the Series C Preferred Stock, in whole or in part, by paying $25.00 per share, plus any accrued and unpaid dividends to the date of redemption. If, at any time following a “change of control,” the Series C Preferred Stock is not listed on the New York Stock Exchange or the American Stock Exchange or quoted on NASDAQ, we will have the option to redeem the Series C Preferred Stock, in whole but not in part, within 90 days after the first date on which both the change of control has occurred and the Series C Preferred Stock is not so listed or quoted, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. Our Series C Preferred Stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities. Investors in our Series C Preferred Stock generally will have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters and under certain other circumstances.
     Our Series C Preferred Stock is subject to certain restrictions on ownership designed to preserve our qualification as a REIT for federal income tax purposes. See “Description of Series C Preferred Stock — Restrictions on Ownership” beginning on page S-14 of this prospectus supplement for more information about these restrictions.
     No market currently exists for our Series C Preferred Stock. We have applied to list our Series C Preferred Stock on the New York Stock Exchange under the symbol “ENN PrC.” We expect that trading on the NYSE will commence within 30 days after the initial delivery of the Series C Preferred Stock.

     See “Risk Factors” beginning on page S-6 of this prospectus supplement, on page 2 of the accompanying prospectus and in our Current Report on Form 8-K dated March 16, 2005, which is incorporated herein by reference, for certain factors that should be considered by prospective purchasers of the Series C Preferred Stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$25.00	$
Discount for volume purchases(1)	$0.75	$
Net price to investors and proceeds to us(1)(2)	$24.25	$

(1)	Purchasers of 200,000 or more shares will be entitled to a discount equal to $0.75 per share.

(2)	Excludes expenses of the offering, including a $75,000 placement fee payable by us to the placement agent, and our reimbursement of the fees and expenses of the placement agent’s counsel.

     The placement agent expects that the Series C Preferred Stock will be ready for delivery in book-entry form through the Depository Trust Company on or about February     , 2006.

A.G. EDWARDS

The date of this prospectus supplement is February     , 2006.

     You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.
      To the extent any inconsistency or conflict exists between the information included in this prospectus supplement and the information included in the accompanying prospectus, the information included or incorporated by reference in this prospectus supplement updates and supersedes the information in the accompanying prospectus.
      Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Series C Preferred Stock, including entering stabilizing bids, effecting syndicate covering transactions and imposing penalty bids. For a description of these activities, see “Plan of Distribution” elsewhere herein and “Plan of Distribution” in the accompanying prospectus.
      No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us or the placement agent. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy the shares of Series C Preferred Stock offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts set forth in this prospectus supplement and the accompanying prospectus or in the affairs of Equity Inns, Inc. since the date hereof.
      All brand names, trademarks and service marks appearing in this prospectus supplement are the property of their respective owners. This prospectus supplement contains registered trademarks owned or licensed to companies other than us, including but not limited to AmeriSuites by Hyatt®, Comfort Inn®, Courtyard by Marriott®, Hampton Inn®, Holiday Inn®, Holiday Inn Express®, Homewood Suites® by Hilton and Residence Inn by Marriott®. None of the owners or licensees of any trademarks contained in this prospectus supplement, including but not limited to Choice Hotels International, Inc., Hilton Hotels Corporation, Intercontinental Hotels Group, Marriott International, Inc., or any of their respective present and future owners, subsidiaries, affiliates, officers, directors, agents or employees are in any way participating in or endorsing this offering and none of them shall in any way be deemed an issuer or underwriter of the Series C Preferred Stock or have any liability or responsibility for any financial statements or other financial information contained or incorporated by reference in this prospectus supplement.

Page

Prospectus Supplement
Forward-Looking Information	iii
Where You Can Find More Information	iv
Incorporation of Certain Documents By Reference	iv
Prospectus Supplement Summary	S-1
Risk Factors	S-6
Use of Proceeds	S-7
Capitalization	S-8
Description of Series C Preferred Stock	S-8
Additional Federal Income Tax Considerations	S-16
Plan of Distribution	S-23
Legal Matters	S-24
Experts	S-24

Prospectus
How to Obtain More Information	i
Incorporation of Information Filed With the SEC	i
About This Prospectus	i
Forward-Looking Information	ii
Certain Definitions	ii
Our Company	1
Risk Factors	2
Ratio of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends	13
Use of Proceeds	13
Description of Capital Stock	13
Description of Depositary Shares	18
Charter and Bylaw Provisions	21
Description of Debt Securities	27
Legal Ownership of Securities	31
Federal Income Tax Consequence of Our Status as a REIT	35
Plan of Distribution	52
Other Matters	54

FORWARD-LOOKING INFORMATION
      This prospectus supplement, the accompanying prospectus and the information incorporated by reference into them include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “estimates,” “intends,” “plans,” “projection,” “will continue” and words of similar import. We have based these forward-looking statements on our current expectations and projections about future events and trends affecting the financial condition of our business, which may prove to be incorrect. These forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
      You should specifically consider the various factors identified in our Current Report on Form 8-K dated March 16, 2005 and in any other documents filed by us with the SEC that could cause actual results to differ materially from our forward-looking statements, including:

•	events such as those of September 11, 2001, acts of war and U.S. economic conditions;

•	increases in our leverage and related adverse effects on our financial condition;

•	restrictive debt covenants that could adversely affect our ability to run our business;

•	increased debt service obligations and resulting reductions in our funds from operations;

•	exposure to hotel operating losses through our taxable REIT subsidiaries, or TRS, lessee structure;

•	uninsured and underinsured losses;

•	our reliance on third-party management companies to operate our hotels and the risk that a change in these companies may be costly and disruptive to our operations;

•	exposure to losses arising from defaults by our managers under certain of our management agreements;

•	dependence of our ability to grow on our ability to obtain suitable financing;

•	competition for guests;

•	competition for acquisitions;

•	seasonality of the hotel business;

•	increasing use of Internet travel intermediaries;

•	provisions in our charter and Tennessee Law that may limit the ability of a third party to acquire control of our company;

•	requirements of franchise agreements, including the right of some franchisors to immediately terminate their respective agreements if we breach certain provisions relating to registration or transfer of our securities;

•	inability to successfully implement our selective acquisition and disposition strategy or fully realize the benefits of our strategy;

•	inability to adequately finance or fully realize the anticipated benefits of our renovations;

•	the general risks of hotel operations;

•	risks that may adversely affect real estate ownership in general;

•	the costs of complying with environmental laws;

•	the costs of complying with governmental regulations, including the Americans with Disabilities Act;

•	the complexity of federal income tax laws governing REITs;

•	being subject to tax as a result of a failure to make required distributions;

•	being subject to federal income tax for failure to qualify as a REIT;

•	increased overall tax liability as a result of leasing hotels to the TRS lessees;

•	being subject to an excise tax on certain transactions between us and our TRS lessees; and

•	risks of ownership of our Series C Preferred Stock, including subordination to existing and future debt, the potential for additional preferred stock issuances and the lack of an established trading market or stated maturity date.
      There are a number of risk factors associated with the conduct of our business, and the risks listed above or discussed in the sections entitled “Risk Factors” on page S-6 in this prospectus supplement and in our Current Report on Form 8-K dated March 16, 2005 may not be exhaustive. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. All forward-looking statements should be reviewed with caution. We undertake no obligation to, and do not intend to, update any forward-looking statements, the factors listed above or the matters discussed in the sections entitled “Risk Factors” in this prospectus supplement and in our Current Report on Form 8-K dated March 16, 2005, or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.
WHERE YOU CAN FIND MORE INFORMATION
      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and accordingly we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the following public reference facilities of the SEC: Public Reference Room, Room 1580, 100 F Street, N.E., Washington, D.C. 20549; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You also may obtain copies of these reports, proxy statements and information at prescribed rates from the Public Reference Section of the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-732-0330 for further information on the operations of the public reference facilities. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, such as our company, that file electronically with the SEC. The address of this web site is http://www.sec.gov. Our SEC filings also are available at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion of this offering.

1. Annual Report on Form 10-K for the year ended December 31, 2004.

2. Quarterly Report on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

3. Current Reports on Form 8-K or Form 8-K/ A, as the case may be, dated January 4, 2005 and filed January 6, 2005, dated December 21, 2004 and filed March 1, 2005, dated March 1, 2005 and filed March 4, 2005, dated March 1, 2005 and filed March 7, 2005, dated March 16, 2005 and filed March 16, 2005, dated May 12, 2005 and filed May 13, 2005, dated May 16, 2005 and filed May 18, 2005, dated June 17, 2005 and filed June 23, 2005, dated June 20, 2005 and filed June 24, 2005, dated November 18, 2005 and filed November 22, 2005, dated December 30, 2005 and filed January 6, 2006 (with respect to Item 2.06 only), dated January 17, 2006 and filed January 20, 2006 and dated January 17, 2006 and filed February 6, 2006.
      You may request a copy of these filings (other than exhibits and schedules to such filings, unless such exhibits or schedules are specifically incorporated by reference into this prospectus), at no cost, by writing or calling us at the following address:
Equity Inns, Inc.
7700 Wolf River Boulevard
Germantown, Tennessee 38138
Attention: J. Mitchell Collins, Executive Vice President,
Secretary, Treasurer and Chief Financial Officer
Phone: (901) 754-7774

v

PROSPECTUS SUPPLEMENT SUMMARY
      This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because it is a summary, it may not contain all of the information that is important to you. Before making a decision to invest in the Series C Preferred Stock, you should read carefully this entire prospectus supplement and the accompanying prospectus, including the section entitled “Where You Can Find More Information” and the sections entitled “Risk Factors” beginning on page S-6 of this prospectus supplement, on page 2 of the accompanying prospectus and in our Current Report on Form 8-K dated March 16, 2005, as well as the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.
      All references to “we,” “our” and “us” in this prospectus supplement means Equity Inns, Inc. and all entities owned or controlled by us except where it is made clear that the term means only the parent company. The term “you” refers to a prospective investor.
The Company
      We are a self-advised and self-administered hotel REIT focused on the upscale extended stay, all suite and midscale segments of the hotel industry. At December 31, 2005, we owned, through our subsidiaries, a geographically diverse portfolio of 123 hotels with an aggregate of 14,788 rooms. We focus on hotels franchised by leading brands, primarily Hilton, Marriott and Hyatt. Our portfolio includes properties operated under leading brands such as Hampton Inn® hotels (53), Residence Inn® hotels (20), AmeriSuites® hotels (18), Courtyard By Marriott® hotels (12), Homewood Suites® hotels (10), Holiday Inn® hotels (4), Spring Hill Suites® (2), Hilton Garden Inn® (2) and Comfort Inn® hotels (2).
      Operationally, we have maintained diversity and flexibility by using 13 management companies to operate our hotels. We believe this diversity allows us to set best practices and the flexibility to change managers as needed. At December 31, 2005, our hotels were managed by Interstate Hotels Corporation (46), Hilton Hotels, Inc. (15), Hyatt Corporation (18), McKibbon Hotel Group (18), and nine other companies (26).
      Our business objectives are to increase our funds from operations and dividends, while enhancing shareholder value primarily through (1) aggressive asset management and the strategic investment of capital in our diversified hotel portfolio, (2) selectively acquiring hotels that have been underperforming due to insufficient capital improvements, poor management or franchise affiliation, and (3) selectively disposing of hotels that have reached their earnings potential or may, in our management’s judgment, suffer adverse changes in their local market, or require large capital outlays. It is our policy that our total debt, including line of credit borrowings, will not exceed 45% of our historical undepreciated investment in our hotel assets. At September 30, 2005, this ratio was 42.4%.
      Our executive offices are located at 7700 Wolf River Boulevard, Memphis, Tennessee 38138, and our telephone number is (901) 754-7774.

Recent Developments
Recent Financial Results
      On February 8, 2006, we disclosed the following preliminary unaudited operating results as of and for the twelve months ended December 31, 2005, with the comparative information for the twelve months ended December 31, 2004.

	For the Twelve Months
	Ended December 31,

	2005	2004

	(Dollars in thousands)
Total revenue	$336,079	$256,909
Operating income	52,558	35,227
Net income (loss)	14,952	4,083
Preferred stock dividends	(7,547)	(7,547)
Net income (loss) applicable to common shareholders	7,405	(3,464)

At December 31, 2005

(Dollars in thousands)
Total assets	$1,026,505
Long-term debt	557,475
Shareholders’ Equity	410,674
Acquisitions
      In December 2005, we entered into an agreement to purchase five Marriott branded hotels containing an aggregate of 435 rooms for a total purchase price of approximately $45.5 million, including the assumption of $15.7 million of existing mortgage debt. Pursuant to that agreement, on January 17, 2006, we completed the acquisition of an 84-suite Springhill Suites hotel located in Sarasota, Florida and a 95-suite TownePlace Suites hotel located in Savannah, Georgia for purchase prices aggregating approximately $18.2 million. The remaining three acquisition hotels are a 78-room Residence Inn hotel located in Tampa, Florida, a 112-room Courtyard by Marriott hotel located in Orlando, Florida and a 66-room Residence Inn hotel located in Mobile, Alabama. We expect to complete the acquisitions of these hotels by the end of the first quarter of 2006. See “Use of Proceeds.”
The Offering

Issuer	Equity Inns, Inc.

Securities Offered	We are offering shares of % Series C Cumulative Preferred Stock in this offering. We expect to offer and sell up to approximately 600,000 additional shares of Series C Preferred Stock in an underwritten public offering substantially contemporaneous with this offering.

Dividends	Dividends on the Series C Preferred Stock are cumulative from the date of original issue and are payable quarterly commencing on April 30, 2006 at the rate of % per annum of the $25 liquidation preference (equivalent to an annual dividend rate of $ per share). However, if following a “change of control,” the Series C Preferred Stock is not listed on the New York Stock Exchange or the American Stock Exchange or quoted on NASDAQ, investors will be entitled to receive, when and as authorized by the board of directors and declared by us, out of funds legally available for the payment of distributions, cumulative cash dividends from, but excluding, the first date on which both the change of control has occurred and the Series C Preferred Stock is not so listed or quoted at the increased rate of % per annum of the $25.00 liquidation preference (equivalent to $ per annum per share for as long as the Series C Preferred Stock is not so listed or quoted). To see how we define change of control for this purpose, see “Description of Series C Preferred Stock — Dividends” below. Dividends will be payable quarterly on or before the last day of January, April, July and October of each year. The first dividend will be payable for the partial period on April 30, 2006.

Liquidation Preference	$25 per share of Series C Preferred Stock, plus an amount equal to accumulated, accrued and unpaid dividends (whether or not declared).

Special Optional Redemption	If at any time following a “change of control,” the Series C Preferred Stock is not listed on the New York Stock Exchange or the American Stock Exchange or quoted on NASDAQ, we will have the option to redeem the Series C Preferred Stock, in whole but not in part, within 90 days after the first date on which both the change of control has occurred and the Series C Preferred Stock is not so listed or quoted, for cash at $25.00 per share, plus accrued and unpaid dividends (whether or not declared) to the redemption date. To see how we define change of control for this purpose, see “Description of Series C Preferred Stock — Dividends” below.

Optional Redemption	The Series C Preferred Stock has no maturity date and we are not required to redeem the Series C Preferred Stock at any time. The Series C Preferred Stock is not redeemable prior to , 2011, except in certain limited circumstances relating to the ownership limitation necessary to preserve our qualification as a REIT or pursuant to our special optional redemption right described above. On and after , 2011, the Series C Preferred Stock will be redeemable for cash at our option, in whole or from time to time in part, at a redemption price of $25 per share, plus accrued and unpaid dividends, if any, to the redemption date.

Ranking	The Series C Preferred Stock will rank senior to our common stock, equal with our 8.75% Series B Cumulative Preferred Stock and future parity securities and junior to all our existing and future indebtedness, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up.

Voting Rights	Holders of Series C Preferred Stock generally will have no voting rights. However, whenever dividends on the shares of Series C Preferred Stock are in arrears for six or more quarterly periods (whether or not consecutive), the holders of such shares (voting together as a single class with all other shares of any class or series of stock ranking on a parity with the Series C Preferred Stock that are entitled to similar voting rights, if any) will be entitled to vote for the election of two additional directors to serve on our board of directors until all dividends in arrears on outstanding shares of Series C Preferred Stock have been paid or declared and set apart for payment. In addition, certain changes to the terms of the Series C Preferred Stock that would be materially adverse to the rights of holders of Series C Preferred Stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding shares of Series C Preferred Stock and shares of any class or series of stock ranking on a parity with the Series C Preferred Stock that are entitled to similar voting rights, if any, voting as a single class. Holders of Series C Preferred Stock will have certain other voting rights under Tennessee law. See “Description of Series C Preferred Stock — Voting Rights.”

Ownership Limit	Subject to certain exceptions, no person may own, directly or indirectly, more than 9.9% of the number of outstanding shares of Series C Preferred Stock. See “Description of Series C Preferred Stock — Restrictions on Ownership.”

Listing	We have applied to list the Series C Preferred Stock on the NYSE under the symbol “ENN PrC.” If approved for listing, trading of the Series C Preferred Stock on the NYSE is expected to commence within the 30-day period after the initial delivery of the Series C Preferred Stock.

Conversion	The Series C Preferred Stock is not convertible into or exchangeable for any of our other securities or property.

Use of Proceeds	We expect to receive net proceeds from this offering of $ million after deducting placement fees and our estimated offering expenses and net proceeds of approximately $ million from a substantially contemporaneous underwritten offering of up to 600,000 shares of Series C Preferred Stock. We intend to use the net proceeds from the sale of the Series C Preferred Stock in both offerings to pay a portion of the purchase price of three hotels that we currently have under contract to purchase and the balance to repay a portion of our borrowings under our line of credit. See “— Recent Developments — Acquisitions” and “Use of Proceeds.”

Risk Factors	See the sections entitled “Risk Factors” on page S-6 of this prospectus supplement, on page 2 of the accompanying prospectus and in our Current Report on Form 8-K dated March 16, 2005, as well as other information incorporated by reference into this prospectus supplement, for a discussion of factors you should consider carefully before making a decision to invest in the Series C Preferred Stock.
Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
      The consolidated ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated is as follows:

	Nine Months
	Ended
	September 30		Year Ended December 31,

	2005	2004	2004	2003	2002	2001

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.40	1.05	0.95	0.78	0.82	1.01
      For the purpose of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income (loss) from continuing operations before minority interest and income taxes, plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortized premiums, discounts and capitalized expenses relating to debt and an estimate of the interest component of rent expense.
      For the years ended December 31, 2002, 2003 and 2004 the amount of the deficiency between our ratio of earnings to combined fixed charges and preferred stock dividends and a ratio of 1.0 was approximately $6.6 million, $7.9 million and $1.9 million, respectively.

RISK FACTORS
      An investment in the Series C Preferred Stock involves various risks, including those described below and in our Current Report on Form 8-K dated March 16, 2005 incorporated herein by reference. Prospective investors should carefully consider such risk factors, together with all of the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, in determining whether to purchase shares of the Series C Preferred Stock.
If you purchase our shares of Series C Preferred Stock, you will be subordinated to the holders of our debt and your interests could be diluted by the issuance of additional series of preferred stock or adversely affected by a highly leveraged or other transaction.
      Our charter currently authorizes the issuance of up to 10,000,000 shares of preferred stock in one or more series. The charter does not limit the issuance of additional series of preferred stock ranking in parity with or senior to the Series C Preferred Stock. The issuance of additional preferred stock in parity with or senior to the Series C Preferred Stock could have the effect of diluting the interests of holders of the Series C Preferred Stock. The Series C Preferred Stock will be subordinated to all our existing and future debt, and future debt may include restrictions on our ability to pay dividends to preferred stockholders. Upon completion of this offering and the substantially contemporaneous underwritten offering of up to 600,000 shares of Series C Preferred Stock, we will have up to approximately            shares of Series C Preferred Stock outstanding. None of the provisions relating to the Series C Preferred Stock contains any provisions affording the holders of the Series C Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, that might adversely affect the holders of the Series C Preferred Stock.
The Series C Preferred Stock does not have an established trading market, which may negatively affect its market value and your ability to transfer or sell your shares, and the Series C Preferred Stock has no stated maturity date.
      The Series C Preferred Stock is a new issue of securities with no established trading market. Since the Series C Preferred Stock has no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. A number of factors may adversely influence the price of the Series C Preferred Stock in public markets, many of which are beyond our control, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic conditions; and

•	our financial condition, performance and prospects.
In particular, an increase in market interest rates will result in higher yields on other financial instruments and may lead purchasers of shares of Series C Preferred Stock to demand a higher annual distribution yield on the price paid for shares, which could adversely affect the market price of the shares of Series C Preferred Stock. Although we intend to list the Series C Preferred Stock on the NYSE, the daily trading volume of REITs in general and the Series C Preferred Stock in particular may be lower than the trading volume of certain other industries. An active trading market for the Series C Preferred Stock may not develop. As a result, investors who desire to liquidate substantial holdings at a single point in time may find that they are unable to dispose of their shares in the market without causing a substantial decline in the market value of such shares.

The reduced tax rate on dividends paid by non-REIT issuers could cause shares in non-REIT corporations to be more attractive to investors that are taxed at individual rates and adversely affect the market price of the Series C Preferred Stock.
      Legislation enacted in 2003 generally reduces the maximum tax rate for dividends payable to stockholders that are taxed at individuals’ rates from 38.6% to 15% (through 2008). Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our Series C Preferred Stock.
USE OF PROCEEDS
      We expect that the net proceeds to us from the sale of the Series C Preferred Stock (after deducting placement fees and estimated offering expenses) will be approximately $           million. We intend to use the net proceeds from this offering, together with net proceeds of up to approximately $          from our contemporaneous underwritten offering of up to 600,000 shares of Series C Preferred Stock, to pay a portion of the purchase price for three hotels that we currently have under contract to purchase and the balance to repay a portion of the outstanding balance under our line of credit, which balance was approximately $54 million at December 31, 2005. See “Prospectus Summary — Recent Developments — Acquisitions.”
      Our line of credit matures in June 2008 and for the nine months ended September 30, 2005, outstanding borrowings under our line of credit carried a weighted average interest rate of 5.2% per annum.
      We may borrow funds available under our line of credit in the future, as we have in the past, for general business purposes, including renovations and improvements and acquisitions. Although we continually evaluate potential strategic acquisitions that we believe would complement our existing business, we do not have currently any material pending negotiations or agreements regarding future acquisitions.

CAPITALIZATION
      The following table sets forth our capitalization as of September 30, 2005 on a historical basis and as adjusted to give effect to the consummation of the offerings of the Series C Preferred Stock.

	September 30, 2005
	(Unaudited)

	Historical	As Adjusted

	(Dollars in thousands)
Long-term debt	$531,575	$
Minority interests in Partnership	8,714
Shareholders’ equity:
Preferred stock, $.01 par value per share, 10,000,000 shares authorized 8.75% Series B Cumulative Preferred Stock, liquidation preference $25.00 per share, 3,450,000 shares issued and outstanding, historical; 3,450,000 shares issued and outstanding, as adjusted	83,524
% Series C Cumulative Preferred Stock, liquidation preference $25.00 per share, no shares issued and outstanding, shares issued and outstanding, as adjusted(1)	—
Common stock, $.01 par value per share, 100,000,000 shares authorized, 54,746,329 shares issued and outstanding(2)	547
Additional paid-in capital	572,488
Treasury stock	(5,173)
Unearned directors’ compensation	(2,474)
Distributions in excess of earnings	(226,129)
Accumulated other comprehensive income:
Unrealized loss on interest rate swaps	748

Total shareholders’ equity	423,531

Total capitalization	$963,820

(1)	We expect to offer and sell in an underwritten public offering up to approximately 600,000 additional shares of Series C Preferred Stock substantially contemporaneously with this offering and intend to issue and deliver such shares simultaneously with the closing of the sale of the shares offered hereby.

(2)	Excludes an aggregate of 1,387,498 shares issuable upon redemption of units of limited partnership interest in our operating partnership. Each unit is redeemable, at the option of the holder, for cash or, at our sole option, one share of our common stock. Also excludes an aggregate of 34,000 shares issuable upon the exercise of outstanding options granted to directors under our 1994 Stock Incentive Plan and our Non-Employee Directors’ Stock Option Plan, which vest over multi-year periods. Includes an aggregate of 831,003 unvested restricted shares of our common stock issued to our executive officers and directors, which vest over a multi-year period (any unvested shares being subject to forfeiture if the officer or director ceases to be an officer or director, as applicable, before vesting).
DESCRIPTION OF SERIES C PREFERRED STOCK
      The following summary of the terms and provisions of the Series C Preferred Stock does not purport to be complete and is qualified in its entirety by reference to our charter and the articles of amendment to our charter, referred to as the designating amendment establishing the Series C Preferred Stock, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus. This description of the particular terms of the Series C Preferred Stock supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of our Preferred Stock set forth in the accompanying prospectus.
General
      We are authorized to issue up to 10,000,000 shares of preferred stock from time to time, in one or more series or classes, with such designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Tennessee law and as our board of directors may determine prior to issuance thereof by adoption of an amendment of our Charter without any further vote or action by our shareholders. We currently have outstanding 3,450,000 shares of 8.75% Series B Cumulative Preferred Stock. In addition to the shares offered hereby, we intend to offer in an underwritten public offering up to approximately 600,000 additional shares of Series C Preferred Stock substantially contemporaneously with this offering. Upon completion of this offering and that offering, we will have outstanding approximately                      shares of Series C Preferred Stock.
Ranking
      The Series C Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our company, rank (a) prior or senior to any class or series of our common stock and any other class or series of equity securities, if the holders of Series C Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series; (b) on a parity with any class or series of our equity securities if, pursuant to the specific terms of such class or series of equity securities, the holders of such class or series of equity securities and the Series C Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other; (c) junior to any class or series of our equity securities if, pursuant to the specific terms of such class or series, the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series C Preferred Stock; and (d) junior to all of our existing and future indebtedness. The term “equity securities” does not include convertible debt securities, which will rank senior to the Series C Preferred Stock prior to conversion.
Dividends
      Holders of Series C Preferred Stock shall be entitled to receive, when and as declared by our board of directors, out of funds legally available for payment, cash dividends at the rate of           % per annum of the $25 liquidation preference (equivalent to $           per annum per share). However, if following a “change of control” (as defined below), the Series C Preferred Stock is not listed on the New York Stock Exchange or the American Stock Exchange or quoted on NASDAQ, holders of the Series C Preferred Stock will be entitled to receive, when and as authorized by our board of directors and declared by us, out of funds legally available for the payment of dividends, cumulative cash dividends from, but excluding, the first date on which both the change of control has occurred and the Series C Preferred Stock is not so listed or quoted at the increased rate of           % per annum of the $25.00 liquidation preference, equivalent to $           per annum per share for as long as the Series C Preferred Stock is not so listed or quoted. Such dividends shall be cumulative from the date of original issue, whether or not in any dividend period or periods (1) such dividends shall be declared, (2) there shall be funds legally available for the payment of such dividends or (3) any agreement prohibits our payment of such dividends, and shall be payable quarterly on or before the last day of January, April, July and October of each year (or, if not a business day, the next succeeding business day), commencing April 30, 2006. The first dividend will be prorated for less than a full quarter. Any dividend payable on the Series C Preferred Stock for any partial dividend period will be computed on the basis of twelve 30-day months and a 360-day year. Dividends will be payable in arrears to holders of record as they appear on our stock records at the close of business on the last business day of each of March, June, September and December, as the case may be, immediately preceding such dividend payment date. Holders of Series C Preferred Stock shall not be entitled to receive any dividends in excess of cumulative dividends on the Series C Preferred Stock. No interest shall be paid in respect of any dividend payment or payments on the Series C Preferred Stock that may be in arrears.
      When dividends are not paid in full upon the Series C Preferred Stock or any other class or series of parity stock, or a sum sufficient for such payment is not set apart, all dividends declared upon the Series C Preferred Stock and any other class or series of parity stock shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid on the Series C Preferred Stock and accumulated, accrued and unpaid on such parity stock. Except as set forth in the preceding sentence, unless dividends on the Series C Preferred Stock equal to the full amount of accumulated, accrued and unpaid dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment for all past dividend periods, no dividends shall be declared or paid or set aside for payment by us with respect to any class or series of parity stock. Unless full cumulative dividends on the Series C Preferred Stock have been paid or declared and set apart for payment for all past dividend periods, no dividends (other than dividends paid in shares of junior in rank to the Series C Preferred Stock or options, warrants or rights to subscribe for or purchase shares of such junior stock) shall be declared or paid or set apart for payment by us with respect to any shares of junior stock, nor shall any shares of junior stock be redeemed, purchased or otherwise acquired (except for purposes of an employee benefit plan) for any consideration (except by conversion or exchange for shares of junior stock, or options, warrants or rights to subscribe for or purchase shares of junior stock), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of shares of junior stock. Notwithstanding the above, we shall not be prohibited from (1) declaring or paying or setting apart for payment any dividend or distribution on any shares of parity stock or (2) redeeming, purchasing or otherwise acquiring any parity stock, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.
      No dividends on shares of Series C Preferred Stock shall be declared by our board of directors or paid or set apart for payment at such time as the terms and provisions of any agreement, including any agreement relating to our indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.
      If, for any taxable year, we elect to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code, or the Code) any portion of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of stock, then the portion of the capital gains amount that shall be allocable to the holders of Series C Preferred Stock shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series C Preferred Stock for the year bears to the total dividends paid to holders of all classes of stock. We may elect to retain and pay income tax on our net long-term capital gains. In such a case, the holders of Series C Preferred Stock would include in income their proportionate share of our undistributed long-term capital gains, as designated by us.
      A “change of control” shall be deemed to have occurred at such time as (i) the date a “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than 50% of the total voting power of the total voting stock of our company; (ii) the date we sell, transfer or otherwise dispose of all or substantially all of our assets; or (iii) the date of the consummation of a merger or share exchange of our company with another entity where our stockholders immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, shares representing 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate group vote) to which all stockholders of the corporation issuing cash or securities in the merger or share exchange would not immediately after the merger or share exchange constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or share exchange. “Voting stock” shall mean stock of any class or kind having the power to vote generally for the election of directors.
Liquidation Preference
      Upon any voluntary or involuntary liquidation, dissolution or winding up of our company, before any payment or distribution shall be made to or set apart for the holders of any shares of junior stock, the holders of shares of Series C Preferred Stock shall be entitled to receive a liquidation preference of $25 per share, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. Until the holders of the Series C Preferred Stock have been paid the liquidation preference in full, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment shall be made to any holder of junior stock upon the liquidation, dissolution or winding up of our company. If upon any liquidation, dissolution or winding up of our company, our assets, or proceeds thereof, distributable among the holders of Series C Preferred Stock shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of parity stock, then such assets, or the proceeds thereof, shall be distributed among the holders of Series C Preferred Stock and any such other parity stock ratably in the same proportion as the respective amounts that would be payable on such Series C Preferred Stock and any such other parity stock if all amounts payable thereon were paid in full. Our voluntary or involuntary liquidation, dissolution or winding up shall not include our consolidation or merger with one or more corporations, a sale or transfer of all or substantially all of our assets, or a statutory share exchange.
      Upon any liquidation, dissolution or winding up of our company, after payment shall have been made in full to the holders of Series C Preferred Stock and any parity stock, any other series or class or classes of junior stock shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series C Preferred Stock and any parity stock shall not be entitled to share therein.
Redemption

Special Optional Redemption
      If at any time following a “change of control” (as defined under “— Dividends”), the Series C Preferred Stock is not listed on the New York Stock Exchange or the American Stock Exchange or quoted on NASDAQ, we will have the option to redeem the Series C Preferred Stock, in whole but not in part, within 90 days after the first date on which both the change of control has occurred and the Series C Preferred Stock is not so listed or quoted, for cash at $25.00 per share plus accrued and unpaid dividends (whether or not declared), to the redemption date.

Redemption
      We cannot redeem shares of Series C Preferred Stock prior to                     , 2011 except in certain limited circumstances relating to our maintenance of our ability to qualify as a REIT as described in “— Restrictions on Ownership or at any time the Series C Preferred Stock is not listed on the New York Stock Exchange or the American Stock Exchange or quoted on NASDAQ following a “change of control.” For further information regarding these exceptions, see the section entitled “— Special Optional Redemption” in this prospectus supplement and the section entitled “Charter and Bylaws Provisions” in the accompanying prospectus. On and after                     , 2011, we may redeem shares of Series C Preferred Stock, in whole or from time to time in part, at a cash redemption price equal to 100% of the liquidation preference plus all accrued and unpaid dividends to the date fixed for redemption. The redemption date shall be selected by us and shall not be less than 30 days nor more than 60 days after the date we send notice of redemption. If full cumulative dividends on all outstanding shares of Series C Preferred Stock have not been paid or declared and set apart for payment, no shares of Series C Preferred Stock may be redeemed unless all outstanding shares of Series C Preferred Stock are simultaneously redeemed.
      Notice of redemption of the Series C Preferred Stock shall be mailed to each holder of record of the shares to be redeemed by first class mail, postage prepaid at such holder’s address as the same appears on our stock records. Any notice, which was mailed as described above, shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice shall state: (1) the redemption date; (2) the number of shares of Series C Preferred Stock to be redeemed; and (3) the place or places where certificates for such shares of Series C Preferred Stock are to be surrendered for cash. From and after the redemption date, dividends on the shares of Series C Preferred Stock to be redeemed will cease to accrue, such shares shall no longer be deemed to be outstanding and all rights of the holders thereof shall cease (except the right to receive the cash payable upon such redemption).
      The Series C Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions except as provided under “— Restrictions on Ownership.”
      Subject to applicable law and the limitation on purchases when dividends on the Series C Preferred Stock are in arrears, we may, at any time and from time to time, purchase any shares of Series C Preferred Stock in the open market, by tender or by private agreement.
Voting Rights
      Holders of the Series C Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law.
      If and whenever distributions on any shares of Series C Preferred Stock or any series or class of parity stock shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of directors then constituting our board of directors shall be increased by two and the holders of such shares of Series C Preferred Stock (voting together as a single class with all other shares of parity stock of any other class or series which is entitled to similar voting rights) will be entitled to vote for the election of the two additional directors at any annual meeting of shareholders or at a special meeting of the holders of the Series C Preferred Stock and of any other voting preferred stock called for that purpose. We must call such special meeting upon the request of any holder of record of shares of Series C Preferred Stock. Whenever dividends in arrears on outstanding shares of the Series C Preferred Stock and any other voting preferred stock shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Series C Preferred Stock to elect such additional two directors shall cease and the terms of office of such directors shall terminate and the number of directors constituting the board of directors shall be reduced accordingly.
      The affirmative vote or consent of at least 66 2/3% of the votes entitled to be cast by the holders of the outstanding shares of Series C Preferred Stock and the holders of all other classes or series of preferred stock entitled to vote on such matters, voting as a single class, will be required to (1) authorize the creation of, the increase in the authorized amount of, or issuance of any shares of any class of stock ranking senior to the Series C Preferred Stock or any security convertible into shares of any class of such senior stock or (2) amend, alter or repeal any provision of, or add any provision to, our charter, including the designating amendment, or our bylaws, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series C Preferred Stock. The amendment of our charter to authorize, create, or to increase the authorized amount of junior stock or any shares of any class of parity stock, shall not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series C Preferred Stock. No such vote of the holders Series C Preferred Stock as described above shall be required if provision is made to redeem all shares of Series C Preferred Stock at or prior to the time such amendment, alteration or repeal is to take effect, or when the issuance of any such shares or convertible security is to be made, as the case may be.

      With respect to the exercise of the above described voting rights, each share of Series C Preferred Stock shall have one (1) vote per share, except that when any other class or series of preferred stock shall have the right to vote with the Series C Preferred Stock as a single class, then the Series C Preferred Stock and such other class or series shall have one quarter of one (0.25) vote per $25 of stated liquidation preference.
      In addition to the above, under Tennessee law, the Series C Preferred Stock will be entitled to vote as a separate voting group or as a class together with other series of preferred stock if the Series C Preferred Stock is affected by certain amendments to our charter, whether made by filing articles of amendment or by a merger or share exchange. In particular, if a proposed amendment to our charter requires shareholder action, a separate class or series of shares will be entitled to vote as a separate voting group on any amendment that would: (1) increase or decrease the aggregate number of authorized shares of that class; (2) effect an exchange or reclassification of all or part of the shares of the class into shares of another class; (3) effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of the class; (4) change the designation, rights, preferences, or limitations of any shares of the class; (5) change the shares of all or part of the class into a different number of shares of the same class; (6) create a new class or change a class with subordinate and inferior rights into a class of shares, having rights or preferences with respect to distributions or dissolution that are prior, superior, or substantially equal to the shares of the class, or increase the rights, preferences or number of authorized shares of any class having rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class; (7) limit or deny an existing preemptive right of all or part of the shares of the class, if any; (8) authorize the issuance as a share dividend of shares of such class in respect of shares of another class; or (9) cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on any shares of that class. If a proposed amendment would affect a series or class of shares in one or more of the ways described in this paragraph, the shares of that series or class are entitled to vote as a separate voting group on the proposed amendment. If a proposed amendment that entitles two or more series of shares to vote as separate voting groups under this section would affect those two or more series in the same or a substantially similar way, the shares of all the series so affected will vote together as a single voting group on the proposed amendment. The above mandatory voting rights apply regardless of whether the change is favorable or unfavorable to the affected series or class. A mandatory voting right also is given to class or series of shares for approval of a share dividend payable in the shares of that class or series on the shares of another class or series. Unless our charter, bylaws, or our board of directors requires a higher vote, the vote required within each voting group will be a majority of shares actually cast at a meeting at which a quorum is present, except that if the proposed amendment creates dissenters’ rights for any voting group, the vote required within that voting group will be a majority of the total votes in that voting group entitled to be cast on the amendment.
      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series C Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.
Conversion
      The Series C Preferred Stock is not convertible into or exchangeable for any of our other property or securities.
Transfer and Dividend Paying Agent
      SunTrust Bank, Atlanta, will act as the transfer and dividend payment agent and registrar in respect of the Series C Preferred Stock.

Restrictions on Ownership
      For us to qualify as a REIT under the Internal Revenue Code, certain restrictions apply to the ownership of shares of our capital stock. See “Federal Income Tax Consequences of Our Status as a REIT — Requirements for Qualification” in the accompanying prospectus. Because our board of directors believes it is essential for us to continue to qualify as a REIT, our charter contains a provision limiting the acquisition of shares of our capital stock, including shares of Series C Preferred Stock.
      This ownership limitation provision provides that, subject to certain exceptions specified in our charter, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of (1) the number of outstanding shares of our common stock or (2) the number of outstanding shares of any series of preferred stock. Our board of directors may, but in no event is required to, waive the ownership limitation if evidence satisfactory to our board of directors is presented that such ownership will not jeopardize our status as a REIT. As a condition of such waiver, our board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status.
      Any transfer of shares of our common stock or preferred stock that would (1) result in any person owning, directly or indirectly, common stock or preferred stock in excess of the ownership limitation, (2) result in the shares of our common stock and preferred stock being owned by fewer than 100 persons (determined without reference to any rules of attribution), (3) result in our being “closely held” within the meaning of Section 856(h) of the Code, or (4) cause us to own, directly or constructively, 10% or more of the ownership interests in a tenant of our real property, other than a TRS, within the meaning of Section 856(d)(2)(B) of the Code, shall be void ab initio, and the intended transferee will acquire no rights in such shares of common stock or preferred stock.
      Subject to certain exceptions described below, if any purported transfer of shares of our common stock or preferred stock would (1) result in any person owning, directly or indirectly, shares of our common stock or preferred stock in excess of the ownership limitation, (2) result in the shares of our common stock and preferred stock being owned by fewer than 100 persons (determined without reference to any rules of attribution), (3) result in our being “closely held” within the meaning of Section 856(h) of the Code, or (4) cause us to own, directly or constructively, 10% or more of the ownership interests in a tenant of our real property, other than a TRS, within the meaning of Section 856(d)(2)(B) of the Code, the shares of common stock or preferred stock will be designated as “shares-in-trust” and transferred automatically to a trust effective on the day before the purported transfer of such shares of common stock or preferred stock. The record holder of the shares of common stock or preferred stock that are designated as shares-in-trust will be required to submit such number of shares of common stock or preferred stock to us for registration in the name of the trust. The trustee of the trust will be designated by us, but will not be affiliated with us. The beneficiary of the trust will be one or more charitable organizations that are named by us.
      Shares-in-trust will remain issued and outstanding shares of common stock or preferred stock and will be entitled to the same rights and privileges as all other shares of the same class or series. The trust will receive all dividends and distributions on the shares-in-trust and will hold such dividends and distributions in trust for the benefit of the beneficiary. The trustee will vote all shares-in-trust. The trustee will designate a permitted transferee of the shares-in-trust, provided that the permitted transferee (1) purchases such shares-in-trust for valuable consideration and (2) acquires such shares-in-trust without such acquisition resulting in a transfer to another trust and resulting in the redesignation of such common stock or preferred stock as shares-in-trust.
      The prohibited owner with respect to shares-in-trust will be required to repay to the trust the amount of any dividends or distributions received by the prohibited owner (1) that are attributable to any shares-in-trust and (2) the record date of which was on or after the date that such shares became shares-in-trust. The prohibited owner generally will receive from the trustee the lesser of (1) the price per share such prohibited owner paid for the shares of common stock or preferred stock that were designated as shares-in- trust (or, in the case of a gift or devise, the market price (as defined below) per share on the date of such transfer) and (2) the price per share received by the trustee from the sale of such shares-in-trust. Any amounts received by the trustee in excess of the amounts to be paid to the prohibited owner will be distributed to the beneficiary.
      The shares-in-trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that created such shares-in-trust (or, in the case of a gift or devise, the market price per share on the date of such transfer) or (2) the market price per share on the date that we, or our designee, accepts such offer. We will have the right to accept such offer for a period of ninety days after the later of (1) the date of the purported transfer which resulted in such shares-in-trust and (2) the date we determine in good faith that a transfer resulting in such shares-in-trust occurred.
      “Market price” on any date shall mean the average of the closing price (as defined below) for the five consecutive trading days (as defined below) ending on such date. The “closing price” on any date shall mean the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if the shares of common stock or preferred stock are not listed or admitted to trading on the NYSE, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the shares of common stock or preferred stock are listed or admitted to trading or, if the shares of common stock or preferred stock are not listed or admitted to trading on any national securities exchange, the last quoted price, or if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal automated quotations system that may then be in use or, if the shares of common stock or preferred stock are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the shares of common stock or preferred stock selected by our board of directors. “Trading day” shall mean a day on which the principal national securities exchange on which the shares of common stock or preferred stock are listed or admitted to trading is open for the transaction of business or, if the shares of common stock or preferred stock are not listed or admitted to trading on any national securities exchange, shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.
      Any person who acquires or attempts to acquire shares of our common stock or preferred stock in violation, of the foregoing restrictions, or any person who owned shares of our common stock or preferred stock that were transferred to a share trust, will be required (1) to give immediately written notice to us of such event and (2) to provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.
      Our charter requires all persons who own, directly or indirectly, more than 5% (or such lower percentages as required pursuant to regulations under the Code) of our outstanding shares of stock (including both common stock and any outstanding series of preferred stock), within 30 days after January 1 of each year, to provide to us a written statement or affidavit stating the name and address of such direct or indirect owner, the number of shares of common stock and preferred stock owned directly or indirectly, and a description of how such shares are held. In addition, each direct or indirect shareholder shall provide to us such additional information as we may request in order to determine the effect, if any, of such ownership on our status as a REIT and to ensure compliance with the ownership limitation.
      The ownership limitation generally will not apply for a period of 90 days to the acquisition of shares of common stock or preferred stock by an underwriter that participates in a public offering of such shares. In addition, the board of directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel and upon such other conditions as the board of directors may direct, may exempt a person from the ownership limitation under certain circumstances.

      The foregoing restrictions will continue to apply until (1) the board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT and (2) there is an affirmative vote of two-thirds of the number of shares of our common stock entitled to vote on such matter at a special meeting of the shareholders.
      The ownership limitation could delay, defer or prevent a transaction or a change in control with respect to us that might involve a premium price for our common stock or otherwise be in the best interest of our shareholders. See “Risk Factors — Risks Related to Our Structure” in the accompanying prospectus.
      All certificates representing shares of Series C Preferred Stock will bear a legend referring to the restrictions described above.
      The ownership limitation will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Any change in the ownership limitation would require an amendment to our charter. In addition to preserving our status as a REIT, the ownership limitation may have the effect of precluding an acquisition of control with respect to us without the approval of our board of directors.
ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of certain additional federal income tax considerations with respect to the ownership of our Series C Preferred Stock.
Taxation of Equity Inns
      We elected to be taxed as a REIT under the federal income tax laws commencing with our short taxable year ended December 31, 1994. In the opinion of Hunton & Williams LLP, we qualified to be taxed as a REIT for our taxable year ended December 31, 2002 and subsequent taxable years through December 31, 2005, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ending December 31, 2006 and in the future. You should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the future conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, Hunton & Williams LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change, possibly on a retroactive basis. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. While Hunton & Williams LLP has reviewed those matters in connection with the foregoing opinion, Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “Federal Income Tax Consequences of Our Status as a REIT — Failure to Qualify” in the accompanying prospectus.

Taxation of Taxable U.S. Shareholders
      As used herein, the term “U.S. shareholder” means a holder of our Series C Preferred Stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.
      If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds shares of our Series C Preferred Stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding shares of our Series C Preferred Stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of shares of our Series C Preferred Stock by the partnership.

Distributions
      As long as we qualify as a REIT, a taxable U.S. shareholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred stock dividends and then to our common stock dividends. If, for any taxable year, we elect to designate as capital gain dividends any portion of the distributions paid for the year to our shareholders, the portion of the amount so designated (not in excess of our net capital gain for the year) that will be allocable to the holders of our preferred stock will be the amount so designated, multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid to holders of our preferred stock for the year and the denominator of which will be the total dividends paid to the holders of all classes of our stock for the year.
      A U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. shareholder generally will not qualify for the 15% tax rate for “qualified dividend income.” The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum tax rate for qualified dividend income from 38.6% to 15% for tax years 2003 through 2008. Without future congressional action, the maximum tax rate on qualified dividend income will move to 35% in 2009 and 39.6% in 201l. Qualified dividend income generally includes dividends paid to shareholders taxed at individual rates by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our shareholders (see “Federal Income Tax Consequences of Our Status as a REIT — Taxation of Equity Inns” in the accompanying prospectus), our dividends generally will not be eligible for the 15% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income, which currently is a maximum rate of 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends to the extent attributable (i) to dividends received by us from non-REIT corporations, such as a TRS, and (ii) to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a shareholder must hold our Series C Preferred Stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our Series C Preferred Stock becomes ex-dividend.

      A U.S. shareholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. shareholder has held our Series C Preferred Stock. We generally will designate our capital gain dividends as either 15% or 25% rate distributions. See “— Dispositions of Series C Preferred Stock.” A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.
      We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such shareholder, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.
      To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will not be taxable to a U.S. shareholder to the extent that it does not exceed the adjusted tax basis of the U.S. shareholder’s Series C Preferred Stock. Instead, such distribution will reduce the adjusted tax basis of such stock. To the extent that we make a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder’s adjusted tax basis in its Series C Preferred Stock, such shareholder will recognize long-term capital gain, or short-term capital gain if the Series C Preferred Stock has been held for one year or less, assuming the stock is a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.
      Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, we would carry over such losses for potential offset against our future income. Taxable distributions from us and gain from the disposition of our Series C Preferred Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our Series C Preferred Stock generally may be treated as investment income for purposes of the investment interest limitations (although any capital gains so treated will not qualify for the lower 15% tax rate applicable to capital gains of shareholders taxed at individual rates). We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Dispositions of Series C Preferred Stock
      In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our Series C Preferred Stock as long-term capital gain or loss if the U.S. shareholder has held the Series C Preferred Stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of Series C Preferred Stock held by such shareholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. shareholder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of the Series C Preferred Stock may be disallowed if the U.S. shareholder purchases other shares of Series C Preferred Stock within 30 days before or after the disposition.
      A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 35%. However, the maximum tax rate on long-term capital gain applicable to most stockholders taxed at individual rates is 15% (after December 31, 2008, the maximum rate is scheduled to increase to 20%). The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, such distributions will be taxable to our stockholders taxed at individual rates either at a 15% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.
      A redemption of the Series C Preferred Stock will be treated under Section 302 of the Code as a distribution that is taxable as dividend income (to the extent of our current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as sale of the Series C Preferred Stock (in which case the redemption will be treated in the same manner as a sale described above). The redemption will satisfy such tests if it (1) is “substantially disproportionate” with respect to the holder’s interest in our stock, (2) results in a “complete termination” of the holder’s interest in all our classes of our stock, or (3) is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as stock actually owned, generally must be taken into account. Because the determination as to whether any of the three alternative tests of Section 302(b) of the Code described above will be satisfied with respect to any particular holder of the Series C Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are urged to consult their tax advisors to determine such tax treatment.
      If a redemption of the Series C Preferred Stock does not meet any of the three tests described above, the redemption proceeds will be treated as a distribution, as described above in “— Distributions.” In that case, a shareholder’s adjusted tax basis in the redeemed Series C Preferred Stock will be transferred to such shareholder’s remaining share holdings in us. If the U.S. shareholder does not retain any of our stock, such basis could be transferred to a related person that holds our stock or it may be lost.
Information Reporting Requirements and Backup Withholding
      We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% with respect to distributions unless such holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.
A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us. See “— Taxation of Non-U.S. Shareholders.”

Taxation of Tax-Exempt Shareholders
      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of our Series A Preferred Stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:

•	the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5% (which would generally be the case for us since we lease our hotels to our TRS lessees);

•	we meet the five or-fewer stock ownership requirement by reason of the modification of such rule that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust (see “Federal Income Tax Consequences of Our Status as a REIT — Requirements for Qualification” in the accompanying prospectus); and

•	either (1) one pension trust owns more than 25% of the value of our stock or (2) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.
Taxation of Non-U.S. Shareholders
      The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, “non-U.S. shareholders”) are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of our Series C Preferred Stock, including any reporting requirements.
      A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of “United States real property interests”, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions. A non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

•	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.
      A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its Series C Preferred Stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its Series C Preferred Stock, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its Series C Preferred Stock, as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.
      We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.
      A non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of “United States real property interests” under special provisions of the federal income tax laws referred to as FIRPTA. The term “United States real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of United States real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount we withhold.
      Notwithstanding the foregoing, capital gain distributions to the holders of our Series C Preferred Stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as (1) our shares of Series C Preferred Stock are “regularly traded” on an established securities market in the United States and (2) the non-U.S. shareholder did not own more than 5% of our Series C Preferred Stock at any time during the taxable year. We anticipate that our Series C Preferred Stock will be treated as being “regularly traded” on an established securities market in the United States following this offering. As a result, non-U.S. shareholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. If our Series C Preferred Stock ceased to be regularly traded on an established securities market or the non-U.S. shareholder owned more than 5% of our Series C Preferred Stock at any time during the taxable year, capital gain distributions that are attributable to our sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph.
      A non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our stock. We cannot assure you that the test will be met. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of our Series C Preferred Stock at all times during a specified testing period will nor incur tax under FIRPTA if the Series C Preferred Stock is “regularly traded” on an established securities market. If, as anticipated, our Series C Preferred Stock is regularly traded on an established securities market, a non-U.S. shareholder will not incur tax under FIRPTA with respect to any such gain unless it owns, actually or constructively, more than 5% of our Series C Preferred Stock. If the gain on the sale of the Series C Preferred Stock were taxed under FIRPTA, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax or a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.
Recent Legislation
      On October 22, 2004, the President signed into law the American Jobs Creation Act of 2004, which amended certain rules relating to REITs. The changes made to the REIT rules by the American Jobs Creation Act of 2004 most relevant to us include:

•	If we fail to satisfy the 95% gross income test after our 2004 taxable year, as described under “Federal Income Tax Consequences of Our Status as a REIT — Income Tests” in the accompanying prospectus, but nonetheless continue to qualify as a REIT because we meet other requirements, we will be subject to a 100% tax on (1) the excess of 95% (rather than 90%) of our gross income over our qualifying income multiplied by (2) a fraction intended to reflect our overall profitability.

•	For purposes of the 10% value test (i.e., the requirement that we not own more than 10% of the value of the securities of any issuer other than a TRS, a QRS, or another REIT), as described under “Federal Income Tax Consequences of Our Status as a REIT — Asset Tests” in the accompanying prospectus, the following contingencies do not preclude a debt instrument from qualifying for the “straight debt” exception:

•	a contingency relating to the time of payment of interest or principal, as long as either (1) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of (A) 0.25% or (B) 5% of the annual yield, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	In addition to straight debt securities, loans to individuals and estates, debt and equity securities issued by REITs, and accrued obligations to pay rents from real property will not be considered securities for purposes of the 10% value test. Additionally, a security issued by a state or any political subdivision thereof, the District of Columbia, a foreign government or any political subdivision thereof, or the Commonwealth of Puerto Rico shall not be considered a security for purposes of the 10% value test provided that the amounts received or accrued under the security do not depend in whole or in part on the profits of any non-governmental entity or on payments on an obligation issued by any non-governmental entity. Finally, a debt instrument issued by a partnership that does not meet one of the safe harbors mentioned above shall not be considered a security (1) to the extent of our interest as a partner in the partnership or (2) if at least 75% of the partnership’s gross income is derived from sources that meet the 75% gross income test.

•	For purposes of the 10% value test, holding a de minimis amount of an issuer’s securities that do not qualify for the straight debt safe harbor (either directly or through a TRS) will not prevent straight debt of a partnership or corporation from qualifying for the safe harbor. Specially, we or a controlled TRS in which we own more than 50% of the voting power or value of the stock could hold such non-straight debt securities with a value of up to 1% of a partnership’s or corporation’s outstanding securities. There is no limitation on the amount of an issuer’s securities that a non-controlled TRS can own.

•	In the event that, at the end of a calendar quarter after our 2004 taxable year, more than 5% of our assets are represented by the securities of one issuer (the “5% asset test”), or we own more than 10% of the voting power or value of the securities of any issuer (the “10% vote or value test”), we will not lose our REIT status if (1) the failure is de minimis (i.e., is due to the ownership of assets the value of which does not exceed the lesser of 1% of the value of all of our assets or $10 million) and (2) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure.

•	In the event of a more than de minimis failure of the 5% asset test or the 10% vote or value test or a failure of any of the other asset tests after our 2004 taxable year, as long as the failure is due to reasonable cause and not to willful neglect, we will not lose our REIT status if we (1) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, (2) file a schedule with the IRS that identifies each asset that caused us to fail such test and (3) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

•	In the event that we fail to satisfy a REIT requirement after our 2004 taxable year, other than a gross income or asset test, we will not lose our REIT status but will incur a penalty of $50,000 if we establish reasonable cause for failure to satisfy such a requirement.

•	After our 2004 taxable year, “hedging transaction” will mean any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated or entered into and satisfy other identification requirements. Income and gain from hedging transactions will be excluded from gross income for purposes of the 95% gross income test, but will continue to be nonqualifying income for purposes of the 75% gross income test.
The provisions described above relating to the expansion of the “straight debt” safe harbor and the additional classes of securities that are exempt from the 10% value test apply to taxable years beginning after December 31, 2000. All other provisions apply for taxable years beginning after our 2004 taxable year.
PLAN OF DISTRIBUTION
      Subject to the terms and conditions of the placement agreement between A.G. Edwards & Sons, Inc., as placement agent, and us the placement agent has agreed to serve as placement agent in connection with our issuance and sale of the number of shares of Series C Preferred Stock set forth on the cover page of this prospectus supplement.
      The shares will be offered and sold at the public offering price set forth on the cover page of this prospectus supplement. We will pay A.G. Edwards & Sons, Inc. a placement fee of $75,000 and will reimburse the fees and expenses of the placement agent’s counsel.
      We expect to incur expenses of approximately $          in connection with this offering.
      We have agreed to indemnify the placement agent against some liabilities, including liabilities under the Securities Act of 1933.

      Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of any underwriter and some selling group members to bid for and purchase shares of Series C Preferred Stock. As an exception to these rules, the underwriter is permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the Series C Preferred Stock.
      The placement agent and its affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees.
LEGAL MATTERS
      The validity of the shares of Series C Preferred Stock offered hereby will be passed upon for us by Hunton & Williams LLP. The validity of the shares of Series C Preferred Stock offered hereby will be passed upon for the placement agent by Bass Berry & Sims PLC. The description of federal income tax considerations under the caption “Additional Federal Income Tax Considerations” in this prospectus supplement is based on the opinion of Hunton & Williams LLP.
EXPERTS
      The consolidated financial statements and financial statement schedule of Equity Inns, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, are incorporated in the prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K. The above said financial statements have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

$300,000,000

Equity Inns, Inc.

Debt Securities

Preferred Stock

Common Stock

Depositary Shares

        Equity Inns, Inc. intends to offer and sell from time to time the debt and equity securities described in this prospectus. The total offering price of these securities will not exceed $300,000,000 in the aggregate. We will provide the specific terms of any securities we may offer in a supplement to this prospectus. You should carefully read this prospectus and any applicable prospectus supplement before deciding to invest in these securities.

      The securities may be offered directly, through agents designated by us from time to time, or to or through underwriters or dealers.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      You should read this prospectus carefully before you invest in our securities. For a discussion of certain risks associated with an investment in the securities, see “Risk Factors” on Page 2 and in our periodic reports and other information that we file with the Securities and Exchange Commission.

The date of this Prospectus is October 15, 2004.

HOW TO OBTAIN MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information we file with the SEC at its public reference room in Washington, D.C. (450 Fifth Street, N.W. 20549). Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public on the internet, through a database maintained by the SEC at http://www.sec.gov. In addition, you can inspect and copy reports, proxy statements and other information concerning Equity Inns, Inc. at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our common stock (symbol: “ENN”) and Series B preferred stock (symbol: “ENN PrB”) is listed. Our Internet address is http://www.equityinns.com

INCORPORATION OF INFORMATION FILED WITH THE SEC

      The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information incorporated later. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to completion of this offering.

      We incorporate by reference the documents listed below:

1. Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

2. Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

3. Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

4. Current Report on Form 8-K dated January 20, 2004 and filed January 20, 2004.

5. Current Report on Form 8-K dated March 11, 2004 and filed March 11, 2004.

6. Current Report on Form 8-K dated March 18, 2004 and filed March 18, 2004.

7. Current Report on Form 8-K dated April 7, 2004 and filed April 13, 2004.

8. Current Report on Form 8-K dated May 13, 2004 and filed May 17, 2004.

9. Current Report on Form 8-K dated January 5, 2003 and filed September 22, 2004.

10. Registration Statement on Form 8-A filed on August 19, 1996 registering our common stock under Section 12(b) of the Exchange Act.

      We also incorporate by reference all future filings we make with the SEC between the date of this prospectus and the date upon which we sell all of the securities we offer with this prospectus and any applicable supplement.

      You may obtain copies of these documents at no cost by writing or calling us at the following address: Equity Inns, Inc., 7700 Wolf River Boulevard, Germantown, Tennessee 38138, Attention: Investor Relations, telephone (901) 754-7774.

ABOUT THIS PROSPECTUS

      This prospectus is part of a shelf registration statement. We may sell, from time to time, in one or more offerings, any combination of the securities described in this prospectus. This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities under this prospectus, we will provide a prospectus supplement that contains specific information about the terms

i

of the securities as may be required by law. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “How to Obtain More Information.”

      The total dollar amount of the securities sold under this prospectus will not exceed $300,000,000.

FORWARD-LOOKING INFORMATION

      This prospectus and the information incorporated by reference into it contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “estimates,” “intends,” “plans,” “projects,” “will continue” and words of similar import. We have based these forward-looking statements on our current expectations and projections about future events and trends affecting the financial condition of our business, which may prove to be incorrect. These forward-looking statements relate to future events and our future financial performance, and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. You should specifically consider the factors identified under the caption “Risk Factors” and the various other factors identified in or incorporated by reference into this prospectus and any other documents filed by us with the SEC that could cause actual results to differ materially from our forward-looking statements.

      Except to the extent required by applicable law, we undertake no obligation to, and do not intend to, update any forward-looking statement or the “Risk Factors” or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. There are a number of risk factors associated with the conduct of our business, and the risks discussed in the “Risk Factors” section of this prospectus may not be exhaustive. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. All forward-looking statements should be read with caution.

CERTAIN DEFINITIONS

      Unless otherwise indicated, the terms “Equity Inns,” “we,” “us,” “our” and “our Company” refer to Equity Inns, Inc. and its subsidiaries, including Equity Inns Partnership, L.P.

      All brand names, trademarks and service marks appearing in this prospectus are the property of their respective owners. This prospectus or documents incorporated by reference into this prospectus may contain references to registered trademarks owned or licensed to companies other than us, including, but not limited to, AmeriSuites®, Comfort Inn®, Courtyard® by Marriott®, Hampton Inn®, Holiday Inn®, Homewood Suites® by Hilton® and Residence Inn® by Marriott®. None of such companies, in any way, is participating in or endorsing the offering of, and shall not in any way be deemed an issuer or underwriter of, the securities issued under this prospectus, and shall not have any liability or responsibility for any financial statements or other financial information contained or incorporated by reference in this prospectus.

ii

OUR COMPANY

      We are a self-advised and self-administered real estate investment trust, or REIT, focused on the upscale extended stay, all suite and midscale segments of the hotel industry. We own, through our subsidiaries, a geographically diverse portfolio of hotels, focusing on hotels franchised by leading brands. Through our wholly-owned subsidiary, Equity Inns Trust, we are the sole general partner of Equity Inns Partnership, L.P., our operating partnership. We conduct our business through our operating partnership and our other subsidiaries.

      At June 30, 2004, we owned 99 hotel properties with a total of 12,394 rooms in 34 states. In order to qualify as a REIT, we cannot operate hotels. Therefore, our hotels are leased to taxable REIT subsidiaries of our Company and are managed by unrelated third parties.

RISK FACTORS

Risks Related to Our Business

The events of September 11, 2001, general economic trends, military action in Iraq and prospects for future terrorist acts and military action have adversely affected the hotel industry generally, and these adverse effects may continue.

      The terrorist attacks of September 11, 2001 and the after-effects (including the prospects for more terror attacks in the United States and abroad), the U.S.-led military action in Iraq and a general slowdown in economic activity, substantially reduced business and leisure travel and lodging industry revenue per available room, or “RevPAR,” generally in recent years. We cannot predict the extent to which these factors will continue to directly or indirectly the lodging industry or our operating results in the future. Our ability to remain in compliance with our debt covenants, our ability to fund capital improvements at our hotels, and our ability to make shareholder distributions necessary to maintain our status as a REIT. Additional terrorist attacks, acts of war or similar events could have further material adverse effects on the markets on which our securities trade, the hotel industry at large and our operations in particular.

Our ability to maintain our historic rate of distributions to our shareholders is subject to fluctuations in our financial performance, operating results and capital expenditure requirements.

      As a REIT, we are required to distribute at least 90% of our REIT taxable income each year to our shareholders. In the event of downturns in our operating results and financial performance or unanticipated capital expenditures to our hotels, including capital expenditures which may be required by our franchisors, we may be unable to declare or pay distributions to our shareholders. The timing and amount of distributions are in the sole discretion of our Board of Directors, which will consider, among other factors, our financial performance, debt service obligations and debt covenants, and capital expenditure requirements. We cannot assure you either that we will continue to generate sufficient cash in order to fund distributions at the same rate as our historic rate, or that our Board will continue to maintain our distribution rate at the same levels as we have in the past.

      Among the factors which could adversely affect our results of operations and decrease our distributions to shareholders are reduced net operating profits or operating losses by our taxable REIT subsidiary lessees; increased debt service requirements, including those resulting from higher interest rates on our variable rate indebtedness; and capital expenditures at our hotels, including capital expenditures required by the franchisors of our hotels. Among the factors which could reduce the net operating profits of our taxable REIT subsidiary lessees are decreases in hotel revenues and increases in hotel operating expenses. Hotel revenue can decrease for a number of reasons, including increased competition from new supply of hotel rooms and decreased demand for hotel rooms. These factors can reduce both occupancy and room rates at our hotels. We lease all of our hotels to our taxable REIT subsidiary lessees. These taxable REIT subsidiary lessees are subject to hotel operating risks, including risks of sustaining operating losses after payment of hotel operating expenses, including management fees. Many of the following factors described in these risk factors can affect adversely the net operating profits of our taxable REIT subsidiary lessees, our operating expenses and our ability to make distributions to our shareholders.

Our debt service obligations could adversely affect our overall operating results, may require us to liquidate our properties, and may jeopardize our tax status as a REIT.

      In the course of our business, we maintain a significant amount of debt outstanding. Although our Board has adopted a policy of limiting the amount of debt we will incur to approximately 45% of our investment in hotel properties, at cost, the Board may change this debt policy at any time without shareholder approval. We and our subsidiaries may be able to incur substantial additional debt, including secured debt, in the future. Our level of debt could subject us to many risks, including the risks that:

•	our cash flow from operations will be insufficient to make required payments of principal and interest;

•	our debt may increase our vulnerability to adverse economic and industry conditions;

•	we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing cash available for distribution to our shareholders, funds available for operations and capital expenditures, future business opportunities or other purposes;

•	existing debt, including secured debt, may not be refinanced; and

•	the terms of any refinancing will not be as favorable as the terms of our current debt.

      If we violate covenants in our indebtedness agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all.

      If we do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance this debt through additional debt financing, private or public offerings of debt securities, or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our cash flow, and, consequently, cash available for distribution to our shareholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of hotels on disadvantageous terms, potentially resulting in losses and adverse effects on cash flow from operating activities. We have pledged substantially all of our hotels to secure our outstanding indebtedness. To the extent we cannot meet our debt service obligations, we risk losing some or all of those assets to foreclosure. Also, covenants applicable to our debt could impair our planned strategies and, if violated, result in a default under our debt obligations. Higher interest rates could increase debt service requirements on our floating rate debt and could reduce the amounts available for distribution to our shareholders, as well as reducing funds available for our operations, future business opportunities or other purposes. We have obtained, and we may obtain in the future, one or more forms of interest rate protection — in the form of swap agreements, interest rate caps contracts, or similar agreements — to “hedge” against the possible negative effects of interest rate fluctuations. However, these techniques involve costs and we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable.

Restrictive covenants in our current or future indebtedness agreements may adversely affect our ability to make distributions to our security holders.

      We have entered, and may enter, indebtedness agreements that contain restrictive covenants with regard to our operations. As of the date of this prospectus, our line of credit contains restrictive covenants. These covenants limit, among other things, our ability to pay dividends or make other restricted payments. Our line of credit maintains certain restrictions regarding capital expenditures and other quarterly financial covenants, including a test for free cash flow for dividend payouts, a fixed charge test and a leverage test. Additionally, these covenants provide that we will not permit the aggregate amount of distributions paid for the four most current fiscal quarters (i) on an unadjusted basis, to exceed 90% of Funds From Operations, or FFO, as defined by the National Association of Real Estate Investment Trusts or (ii), after deduction of distributions attributable to stock issued during the most recent of such four quarters, to exceed 100% of certain cash flows, provided that, so long as no event of default exists as a result of a breach of certain financial ratios and tests that we are required to meet, we may pay the minimum amount of distributions as may be necessary to maintain our REIT status under the Code. Our failure to comply with these or other conditions and obligations contained in the line of credit could render us unable to pay required dividends or make redemptions, and could result in an event of default under the line of credit.

Other indebtedness that we may incur in the future may contain financial or other covenants more restrictive than those currently contained in the line of credit.

Our taxable REIT subsidiary lessee structure subjects us to the risk of increased hotel operating expenses, which may adversely affect our return to shareholders.

      Before January 1, 2001, substantially all of our hotels were leased to third parties under our system of operating leases, referred to as percentage leases, providing for the payment of rent based in part on revenues from our hotels. Accordingly, our operating risks were essentially limited to changes in hotel revenues and to our third-party lessees’ ability to pay the rent due under the percentage leases. Currently all of our hotels are leased to our taxable REIT subsidiaries or to subsidiaries of our taxable REIT subsidiaries. Therefore, in addition to the ownership expenses previously borne by us, our taxable REIT subsidiary lessees are now subject to the risks of increased hotel operating expenses for all of our hotels, including but not limited to the following:

•	wage and benefit costs;

•	repair and maintenance expenses;

•	energy costs, which have increased significantly in recent years;

•	the costs of liability insurance; and

•	other operating expenses.

      Any increases in these operating expenses can have a significant adverse impact on our earnings and cash flow and our distributions to shareholders.

      Our taxable REIT subsidiary lessees have incurred substantial losses to date after paying all hotel operating expenses, management fees and rent to us and these losses may continue.

Our returns depend on management of our hotels by third parties, and ineffective or poor management could result in losses to our shareholders.

      In order to qualify as a REIT, we cannot operate any hotel or participate in the decisions affecting the daily operations of any hotel. REITs are permitted to lease their hotels to wholly owned lessees such as our taxable REIT subsidiary lessees. Our taxable REIT subsidiary lessees may not operate the leased hotels and, therefore, they must enter into management agreements with third-party eligible independent contractors which will manage the hotels. Thus, third-party operators, under a management agreement with one of our taxable REIT subsidiary lessees, control the daily operations of each of our hotels.

      Under the terms of the management agreements, our ability to participate in operating decisions regarding the hotels is limited. We depend on these third-party management companies to adequately operate our hotels as provided in the management agreements. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room and average daily rates, we may not be able to force the management company to change its method of operation of our hotels. We can only seek redress if a management company violates the terms of the applicable management agreement with a taxable REIT subsidiary lessee, and then only to the extent of the remedies provided for under the terms of the management agreement. Additionally, in the event that we need to replace any of our management companies, we may experience significant disruptions at our hotels and in our operations generally. Problems with our third party managers could thus result in losses to our shareholders.

If certain of our hotel managers defaulted on their obligations to provide minimum net operating income to us on 18 of our hotels, net income from these hotels would decrease substantially and our results of operations would be adversely affected.

      We have entered into management agreements with subsidiaries of Prime Hospitality Corporation, which are structured so that no management fee is payable by our taxable REIT subsidiary lessees until the taxable REIT subsidiary lessees have achieved minimum levels of net operating income at each of our 18 AmeriSuites® hotels managed by Prime’s subsidiaries. The management agreements specify a net operating income threshold for each of these hotels. If one of these hotels fails to generate net operating income sufficient to reach the threshold, Prime’s subsidiaries are required under the management agreement to contribute 25% of the shortfall in net operating income to our taxable REIT subsidiary. Additionally, the management agreements obligate Prime subsidiaries to contribute such amounts as are necessary to cover any shortfalls based on a predetermined and contractual threshold of base rent payable to us. Shortfall contributions by these Prime subsidiaries to our Company totaled $4.7 million in 2003 and $3.6 million in 2002, and are recorded as a reduction of base management fees, which are included as a component of direct hotel expenses in our consolidated statements of operations. If the Prime subsidiaries defaulted on their obligations to make these shortfall contributions when required, net income from our AmeriSuites® hotels would decrease substantially and our results of operations would be adversely affected. These contribution payments are not secured or guaranteed by Prime, the parent company, and any recourse we have to the Prime subsidiaries may not be sufficient to recover, in part or in full, amounts due under the shortfall contribution obligations.

      These minimum net operating income agreements are set to expire at various times in 2007 and 2008, and were not extended in our May 2003 negotiations with Prime’s subsidiaries. We also do not contemplate being able to enter into minimum net operating income agreements with other parties. Accordingly, after the expirations of these agreements, net income from our AmeriSuites® hotels may decrease substantially and our results of operations could be adversely affected.

Our inability to obtain financing could limit our growth.

      Internal growth, which includes periodic capital expenditures and renovation of our hotels to achieve improved revenue performance, along with external growth, in the form of acquisitions, are both important parts of our strategy. We may not be able to fund growth solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income each year to maintain our REIT tax status. Consequently, we rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. As a result, our ability to fund capital expenditures, acquisitions or hotel development through retained earnings is very limited. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain satisfactory debt or equity financing.

      Our ability to raise additional equity or debt capital will depend on market conditions. Neither our charter nor our bylaws limits the amount of debt that we can incur. Our Board has adopted a policy that limits our outstanding indebtedness to approximately 45% of our investment in hotel properties, at cost. Our Board can modify this debt limitation policy at any time without shareholder approval. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

We may not be able to sell our hotels on favorable terms.

      We may decide to sell hotels in the future. We cannot assure you that the market value of our hotels will not decrease in the future. We may not be able to sell our hotels on favorable terms, or such hotels may be sold at a loss.

Our ability to make distributions to our shareholders may be affected by factors in the hotel industry that are beyond our control.

Operating Risks

      Our hotels are subject to various operating risks found throughout the hotel industry. Many of these risks are beyond our control. These include, among other things, the following:

•	competition from other hotels that compete with our hotel properties in their geographic markets;

•	over-building of hotels in our markets, which adversely affects occupancy and revenues at our hotels;

•	dependence on business and commercial travelers and tourism;

•	increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

•	increases in operating costs due to inflation and other factors that may not be offset by increased room rates;

•	adverse effects of general, regional and local economic conditions;

•	adverse effects of a downturn in the hotel industry; and

•	risks generally associated with the ownership of hotels and real estate, as we discuss in more detail below.

      These factors could reduce the net operating profits of our taxable REIT subsidiary lessees, which in turn could adversely affect our ability to make distributions to our shareholders.

Competition for Guests

      The upscale extended stay, all-suite and midscale segments of the hotel industry are highly competitive. Our hotels compete on the basis of location, room rates and quality, service levels, reputation and reservation systems, among many other factors. There are many competitors in our market segments, and many of them have substantially greater marketing and financial resources than our managers or us. New hotels are always being constructed and opening, and these additions to supply create new competitors, in some cases without corresponding increases in demand for hotel rooms. The result in some cases may be lower revenue, which would result in lower cash available for distribution to shareholders.

Competition for Acquisitions

      We compete for investment opportunities with entities that have substantially greater financial resources than us. These entities generally may be able to accept more risk than we can manage wisely. This competition may generally limit the number of suitable investment opportunities offered to us. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms.

Seasonality of Hotel Business

      The hotel industry is seasonal in nature. Generally, occupancy rates and hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in our revenues. Our quarterly earnings may be adversely affected by factors outside our control, including bad weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowing in order to offset these fluctuations in revenues and to make distributions to our shareholders.

Investment Concentration in Particular Segments of Single Industry

      Our entire business is hotel-related. Our investment strategy in the past has been to acquire interests in upscale extended stay, all-suite and midscale hotel properties. Therefore, a downturn in the hotel industry, in general, and the segments in which we operate, in particular, will have a material adverse effect on our results of operations and amounts available for distribution to our shareholders.

Capital Expenditures

      Our hotels have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. The franchisors of our hotels also require periodic capital improvements as a condition of keeping the franchise licenses. In addition, our lenders require that we set aside annual amounts for capital improvements to our hotels. The costs of all of these capital improvements could adversely affect our financial condition and amounts available for distribution to our shareholders. These renovations may give rise to the following risks:

•	possible environmental problems;

•	construction cost overruns and delays;

•	a possible shortage of available cash to fund renovations and the related possibility that financing for these renovations may not be available to us on affordable terms, or at all; and

•	uncertainties as to market demand or a loss of market demand after renovations have begun.

The increasing use of Internet travel intermediaries by consumers may adversely affect our profitability.

      Some of our hotel rooms will be booked through Internet travel intermediaries such as Travelocity.com, Expedia.com and Priceline.com. As these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us and our management companies. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations system rather than to our lodging brands. Although most of the business for our hotels is expected to be derived from traditional channels, if the amount of sales made through Internet intermediaries increases significantly, room revenues may flatten or decrease and our profitability may be adversely affected.

Operating our hotels under franchise agreements could adversely affect our distributions to our shareholders.

      Our hotels operate under franchise agreements, which require us to pay franchise fees and other costs, and we are subject to the risks that are found in concentrating our hotel investments in several franchise brands. These risks include reductions in business following negative publicity related to one of our brands.

      The maintenance of the franchise licenses for our hotels is subject to our franchisors’ operating standards and other terms and conditions. Our franchisors periodically inspect our hotels to ensure that we and our lessees and management companies follow their standards. Failure by us, one of our taxable REIT subsidiary lessees or one of our management companies to maintain these standards or other terms and conditions could result in a franchise license being canceled.

      If a franchise license terminates due to our failure to make required improvements or to otherwise comply with its terms, we may also be liable to the franchisor for a termination payment, which varies by franchisor and by hotel. As a condition of our continued holding of a franchise license, a franchisor could also possibly require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. Nonetheless, we may risk losing a franchise license if we do not make franchisor-required capital expenditures. If a franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise or to operate the hotel without a franchise license. The loss of a franchise license could materially and adversely affect the operations or the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. A taxable REIT subsidiary lessee’s loss of a franchise license for one or more hotels could materially and adversely affect our revenues. This loss of revenues could, therefore, also adversely affect our financial condition, results of operations and cash available for distribution to shareholders.

We depend on our key personnel.

      We depend on the efforts and expertise of our Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Executive Vice President of Development, Senior Vice President of Asset Management and Controller to manage our day-to-day operations and strategic business direction. The loss of any of their services could have an adverse effect on our operations.

General Risks of Investing in Real Estate and Hotels

Investment risks in the real estate industry generally may adversely affect our ability to make distributions to our shareholders.

      Our investments in hotels are subject to varying degrees of risk that generally arise from the ownership of real property. The underlying value of our real estate investments and our income and ability to make distributions to our shareholders depend upon the ability of our management companies to operate our hotels so as to maintain or increase room revenues and control operating expenses. Both income from our hotels and our ability to make distributions to our shareholders may be adversely affected by changes beyond our control and our taxable REIT subsidiary lessees’ control, including the following:

•	civil unrest, acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses, and acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

•	adverse changes in national and local economic and market conditions;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	changes in traffic patterns and neighborhood characteristics;

•	the potential for uninsured or underinsured property losses;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in real property tax rates and other operating expenses;

•	the relative illiquidity of real estate investments; and

•	other circumstances beyond our control.

Uninsured and Underinsured Losses

      We maintain comprehensive insurance on each of our hotels, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. There are no assurances that current coverage will continue to be available at reasonable rates. Various types of catastrophic losses, like earthquakes and floods, losses from foreign terrorist activities such as those on September 11, 2001 or losses from domestic terrorist activities such as the Oklahoma City bombing on April 19, 1995, may not be economically insurable for us. We have been informed by our carriers that our properties are not insured under our current “all-risk” policies against acts of domestic or foreign terrorism. Several of our lenders have required, and other of our lenders may require, that we carry foreign terrorism-specific insurance. We purchased foreign terrorism-specific insurance as provided under the U.S. federal government program covering all of our properties effective March 31, 2003. We have been informed by our lenders that our current coverage satisfies our lenders’ insurance requirements, but we have no assurances that our lenders will not require additional coverage in the future. We also purchased domestic terrorism insurance for certain of our hotel properties effective March 31, 2003.

      In the future, we may not be able to obtain foreign or domestic terrorism insurance with policy limits and terms (including deductibles) that satisfy us or our lenders, or to obtain this insurance at an economically justifiable price. If we cannot satisfy a lender’s insurance requirements in any respect, including but not limited to terrorism coverage, the lender could declare a default. Depending on our access to capital, liquidity and the value of the properties securing the affected loan in relation to the balance of the loan, a default could have a material adverse effect on our results of operations and ability to obtain future financing.

      In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Noncompliance with governmental regulations could adversely affect our operating results.

Environmental Matters

      Our hotel properties are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require the owner of a contaminated property to clean up the property, even if the owner did not know of or was not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property. Under the environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, like a landfill or an incinerator, to pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. A person that arranges for the disposal or transports for disposal or treatment a hazardous substance at a property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property.

      Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if he or she suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities. One example is laws that require a business using chemicals to manage them carefully and to notify local officials that the chemicals are being used.

      We could be responsible for the costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely affect the funds available for distribution to our shareholders. To determine whether any costs of this nature might be required, we commissioned studies — called Phase I environmental site assessments, or ESAs — before we acquired our hotels. We obtained the Phase I ESAs to help us identify whether we might be responsible for cleanup costs or other costs in connection with our hotels. The Phase I ESAs on our hotels did not reveal any environmental costs that might have a material adverse effect on our business, assets, results of operations or liquidity. However, Phase I ESAs do not always identify all potential problems and sometimes do not identify all potential environmental liabilities.

      As a result, we may have material environmental liabilities of which we are unaware. We can make no assurances that (1) future laws or regulations will not impose material environmental liabilities, or (2) the current environmental condition of our hotels will not be affected by the condition of the properties in the vicinity of our hotels (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

      Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. If we are required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and ability to make distributions to our shareholders could be adversely affected.

Increases in our property taxes can adversely affect our ability to make distributions to our shareholders.

      Each of our hotels is subject to real and personal property taxes. These taxes on our hotel properties may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, our ability to make distributions to our shareholders would be adversely affected.

Risks Related to Our Structure

The ability of our Board to change our major corporate policies may not be in your interest.

      Our Board determines our major corporate policies, including our acquisition, financing, growth, operations and distribution policies and our policy of limiting our debt to approximately 45% of our investment in hotel properties, at cost. Our Board may amend or revise these and other policies from time to time without the vote or consent of our shareholders.

Provisions of our charter and Tennessee law may limit the ability of a third party to acquire control of us.

Ownership Limitation

      Our charter provides that no person may directly or indirectly own more than 9.9% of our common stock or any series of our preferred stock. We refer to this limitation as the “Ownership Limitation.” This limitation may prevent an acquisition of control of us by a third party without our Board’s approval, even if our shareholders believe the change of control is in their interest.

Staggered Board of Directors

      Under our charter, our Board has three classes of directors. Directors for each class are elected for a three-year term. The staggered terms of our directors may adversely affect the ability to change control of our Company, even if shareholders believe a change of control is in their interest. This staggered-board feature may also discourage offers or other bids being made for our capital stock at a premium over the market price.

Authority to Issue Preferred Stock

      Our charter authorizes our Board to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights of any shares issued. Future issuances of shares of preferred stock may have the effect of delaying or preventing a change in control of our Company, including transactions at a premium over the market price of our capital stock, even if shareholders believe that a change of control is in their interest.

Tennessee Anti-Takeover Statutes

      As a Tennessee corporation, we are subject to various anti-takeover laws found in Chapter 103 of Title 48 of the Tennessee Code. These laws place restrictions and require compliance with various procedures designed to protect the shareholders of Tennessee corporations against unfair or coercive mergers and acquisitions. These restrictions and procedural requirements may discourage takeover offers for, or changes in control of our Company, including transactions at a premium over the market price of our capital stock, even if shareholders believe that a change of control is in their interest.

Risks Related to Our Tax Status

Our failure to qualify as a REIT under the federal tax laws will result in adverse tax consequences, which could adversely affect our return to shareholders.

The federal income tax laws governing REITs are complex.

      We have operated and intend to continue to operate in a manner that is intended to qualify us as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complex, however, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we have been or will continue to be successful in operating so we can continue to qualify as a REIT. At any time, new laws, interpretations, or court decisions may change the federal tax laws or the federal income tax consequences of our qualification as a REIT.

Failure to make required distributions would subject us to tax.

      In order to qualify as a REIT, each year we must pay out to our shareholders in distributions at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and by excluding any net capital gain. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our shareholders in a calendar year is less than a minimum amount specified under federal tax laws. Substantially all of the funds necessary to make these distributions comes from distributions that we receive from Equity Inns Partnership, L.P. through its general partner and our wholly owned subsidiary, Equity Inns Trust. Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in a particular year. This risk may be intensified because our current indebtedness restricts our ability to borrow money and sell assets, even if necessary to make distributions to maintain our REIT status.

Failure to qualify as a REIT would subject us to federal income tax.

      If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income. We might need to borrow money or sell hotels in order to pay any such tax. If we cease to be a REIT, we no longer would be required to distribute most of our taxable income to our shareholders. Unless the federal income tax laws excused our failure to qualify as a REIT, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

The formation of our taxable REIT subsidiary lessees may increase our overall tax liability.

      Effective January 1, 2001, we formed our taxable REIT subsidiary lessees and caused them to enter into Percentage Leases with respect to our hotels, all of which are now leased to our taxable REIT subsidiary lessees or their subsidiaries. The taxable REIT subsidiary lessees are subject to federal and state income tax on their taxable income, which consists of the revenues from the hotels leased by the taxable REIT subsidiary lessees, net of the operating expenses for such hotels and rent payments to us. Accordingly, although the formation of our taxable REIT subsidiary lessees allows us to participate in the operating income from our hotels in addition to receiving rent, that operating income is fully subject to income tax. The after-tax net income of the taxable REIT subsidiary lessees is available for distribution to us as dividends.

      We will incur a 100% excise tax on transactions with our taxable REIT subsidiary lessees that are not conducted on an arm’s-length basis. For example, to the extent that the rent paid by the taxable REIT subsidiary lessee to us exceeds an arm’s-length rental amount, such amount potentially will be subject to the excise tax.

Our ownership limitation may restrict or prevent you from engaging in certain transfers of our stock.

      In order to maintain our REIT qualification, no more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal income tax laws to include various kinds of entities) during the last half of any taxable year. To preserve our REIT qualification, our charter contains the Ownership Limitation, which prohibits both direct and indirect ownership of more than 9.9% of the outstanding shares of our common stock or any series of our preferred stock by any person, subject to several exceptions. Generally, any shares of our capital stock owned by affiliated owners will be added together for purposes of the Ownership Limitation.

      If anyone transfers shares in a way that would violate the Ownership Limitation or prevent us from continuing to qualify as a REIT under the federal income tax laws, we will consider the transfer to be null and void from the outset, and the intended transferee of those shares will be deemed never to have owned the shares. Those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the Ownership Limitation. Anyone who acquires shares in violation of the Ownership Limitation or the other restrictions on transfer in our charter bears the risk of suffering a financial loss when the shares are redeemed or sold if the market price of our stock falls between the date of purchase and the date of redemption or sale.

Recent changes in the taxation of corporate dividends may adversely affect the value of our stock.

      The Jobs and Growth Tax Relief Reconciliation Act of 2003, which was enacted into law on May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by most domestic noncorporate taxpayers on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to most domestic noncorporate taxpayers by a REIT on its stock, except for certain limited amounts. This legislation could cause domestic noncorporate investors to view the stock of regular C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the investor’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general or on our stock in particular, either in terms of price or relative to other investments.

Risks Related to an Offering of Our Capital Stock

The market price of our equity securities may vary substantially.

      The trading prices of equity securities issued by REITs have historically been affected by changes in market interest rates. One of the factors that may influence the price of our common stock or preferred stock in public trading markets is the annual yield from distributions on our common stock or preferred stock as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to shareholders, may lead prospective purchasers of our shares to demand a higher annual yield, which could reduce the market price of our equity securities.

      Other factors that could affect the market price of our equity securities include the following:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in the hotel or real estate industries;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel; and

•	announcements by us or our competitors of acquisitions, investments or strategic alliances.

RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

      The following table sets forth our consolidated ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends for the six months ended June 30, 2004, and for each of the last five fiscal years.

	Six Months	Year Ended December 31,
	Ended June 30,
	2004	2003		2002	2001	2000	1999

Ratio of earnings to fixed charges	1.18	0.97	(1)	1.00	1.21	1.56	1.97
Ratio of earnings to combined fixed charges and preferred stock dividends	0.93	0.79		0.82	1.01	1.31	1.61

(1)	For the year ended December 31, 2003, fixed charges exceeded earnings by approximately $1,012,000.

      We computed the consolidated ratio of earnings to combined fixed charges and preferred stock distributions and the consolidated ratio of earnings to fixed charges by dividing earnings by fixed charges. For purposes of computing this ratio, earnings have been calculated by adding fixed charges to income before minority interests. Fixed charges consist of interest expense and amortization of loan origination fees.

USE OF PROCEEDS

      Unless indicated otherwise in a prospectus supplement, we expect to use the net proceeds from the sale of these securities for general corporate and working capital purposes. These purposes may include repayment of indebtedness, the improvement of our hotel properties and the acquisition of more hotel properties.

DESCRIPTION OF CAPITAL STOCK

      Under our charter, the total number of shares of all classes of stock that we are authorized to issue is 110,000,000, consisting of 100,000,000 shares of common stock, $0.01 par value per share and 10,000,000 shares of preferred stock, $0.01 par value per share. The description of our capital stock set forth below describes certain general terms and provisions of the capital stock. The following description does not purport to be complete and is qualified in its entirety by reference to our charter and our bylaws. We incorporate our charter and bylaws into this prospectus by reference as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      Subject to our charter’s provisions described below under “Charter and Bylaw Provisions — Restrictions on Ownership and Transfer,” the holders of our common stock are entitled to one vote per share on all matters voted on by our shareholders, including elections of directors. Except as otherwise required by law or provided in any resolution adopted by our Board regarding any series of preferred stock, the holders of shares of our common stock exclusively possess all voting power of our Company. Our charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock, the holders of our common stock are entitled to such dividends as may be declared from time to time by our Board from funds available for that purpose. On our Company’s liquidation, the holders of our common stock are entitled to receive on a proportionate basis all of our assets available for distribution to these holders. All outstanding shares of common stock are fully paid and nonassessable. The holders of all outstanding shares of our common stock have no preemptive rights.

      The transfer agent and registrar for our common stock is SunTrust Bank. Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol “ENN.”

Preferred Stock

      Our Board is authorized to issue shares of preferred stock in one or more series, to establish the number of shares in each series, and to fix the designation, powers, preferences and rights of each such series as well as the qualifications, limitations or restrictions. Because our Board has the power to establish the preferences and rights of each class or series of preferred stock, our Board may provide the holders of any series or class of preferred stock with preferences, powers and rights, voting or otherwise, that are senior to the rights of holders of common stock. The issuance of preferred stock could effectively delay or prevent a change in control of our Company. See “Risk Factors — Risks Related to Our Structure.”

      Unless otherwise specified in the prospectus supplement relating to a particular series of preferred shares, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of preferred stock and, in all cases, will be senior to the common stock.

      The applicable prospectus supplement will describe each of the following terms that may be applicable in respect of any shares of preferred stock offered and issued pursuant to this prospectus:

•	the specific designation, number of shares, seniority and purchase price;

•	any liquidation preference per share;

•	any maturity date;

•	any mandatory or optional redemption or repayment dates and terms or sinking fund provisions;

•	any dividend rate or rates and the dates on which any dividends will be payable (or the method by which such rates or dates will be determined);

•	any voting rights;

•	any rights to convert the shares of preferred stock into other securities or rights, including a description of the securities or rights into which such shares of preferred stock are convertible (which may include other shares of preferred stock) and the terms and conditions upon which such conversions will be effected, including, without limitation, conversion rates or formulas, conversion periods and other related provisions;

•	the place or places where dividends and other payments with respect to the shares of preferred stock will be payable; and

•	any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions, including restrictions imposed for the purpose of maintaining our qualification as a REIT under the Internal Revenue Code of 1986, as amended, or the Code.

Series B Preferred Stock

      The following summary of the terms and provisions of our Series B preferred stock does not purport to be complete and is wholly qualified by reference to our charter and the articles of amendment to our charter establishing the Series B preferred stock which we refer to herein as the Designating Amendment. The Series B preferred stock is the only series of preferred stock that we have currently issued and is traded on the NYSE under the symbol “ENN PrB”. The transfer agent for our Series B preferred stock is SunTrust Bank.

General

      In August 2003, we issued 3,162,500 shares of Series B preferred stock, and in October 2003, we issued an additional 287,500 shares of Series B preferred stock. Upon the closing of each of these sales of Series B preferred stock, we transferred the net proceeds of the sale to Equity Inns Partnership, L.P. In exchange for this transfer, we received 8.75% Series B preferred units in Equity Inns Partnership, L.P. The economic terms of this series of partnership units are substantially identical to the Series B preferred stock. Equity Inns Partnership, L.P. is required to make all required distributions on the Series B preferred units (which mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount of the Series B preferred stock) before any distribution of cash or assets to the holders of the common units of limited partnership interest or to the holders of any other interests in Equity Inns Partnership, L.P., other than any other series of preferred partnership units ranking senior to or on a parity with the Series B preferred units as to distributions and/or liquidation rights, and except for distributions required to enable us to maintain our REIT qualification under the Code.

Ranking

      As to dividend rights and rights upon liquidation, dissolution or winding up of the Company, the Series B preferred stock ranks (a) prior or senior to any class or series of our common stock and any other class or series of our equity securities, if the holders of Series B preferred stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series (“Junior Stock”); (b) on a parity with any class or series of our equity securities if, under the specific terms of such class or series of equity securities, the holders of such class or series of equity securities and the Series B preferred stock shall be entitled to receive dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other (“Parity Stock”); (c) junior to any class or series of our equity securities if, under the specific terms of such class or series, the holders of such class or series shall be entitled to receive dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series B preferred stock (“Senior Stock”); and (d) junior to all existing and future indebtedness of our Company. The term “equity securities” does not include convertible debt securities, which will rank senior to the Series B preferred stock before conversion.

Dividends

      Holders of our Series B preferred stock are entitled to receive, when and as declared by the Board, out of funds of our Company legally available for payment, cash dividends at the rate of 8.75% per annum of the $25 per share liquidation preference (equivalent to $2.1875 per annum per share). These dividends are cumulative from the date of original issue, whether or not in any dividend period or periods (i) these dividends are declared, (ii) funds shall be legally available for the payment of these dividends or (iii) any of our agreements prohibit payment of these dividends. Holders of Series B preferred stock shall not be entitled to receive any dividends in excess of cumulative dividends on the Series B preferred stock.

      When dividends are not paid in full upon the Series B preferred stock or any other class or series of Parity Stock or a sum sufficient for such payment is not set apart, all dividends declared upon the Series B preferred stock and any other class or series of Parity Stock shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid on the Series B preferred stock and accumulated, accrued and unpaid on such Parity Stock. Except as set forth in the preceding sentence, unless dividends on the Series B preferred stock equal to the full amount of accumulated, accrued and unpaid dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment for all past dividend periods, no dividends shall be declared or paid or set aside for payment by our Company as to any class or series of Parity Stock. Unless full cumulative dividends on the Series B preferred stock have been paid or declared and set apart for payment for all past dividend periods, no dividends (other than dividends paid in shares of Junior Stock or options, warrants or rights to subscribe for or purchase shares of Junior Stock) shall be declared or paid or set apart for payment by our Company as to any shares of Junior Stock, nor shall any shares of Junior Stock be redeemed, purchased or otherwise acquired (except for purposes of an employee benefit plan) for any consideration (except by conversion or exchange for shares of Junior Stock, or options, warrants or rights to subscribe for or purchase shares of Junior Stock), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of shares of Junior Stock. Notwithstanding the above, we shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any shares of Parity Stock or (ii) redeeming, purchasing or otherwise acquiring any Parity Stock, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our REIT qualification.

      If, for any taxable year, we elect to designate as “capital gain dividends” (as defined in Section 857 of the Code) any portion (the “Capital Gains Amount”) of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of stock (the “Total Dividends”), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series B preferred stock shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series B preferred stock for the year bears to the Total Dividends. We may elect to retain and pay income tax on our net long-term capital gains.

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding up of our Company, before we make or set apart any payment or distribution for the holders of any shares of Junior Stock, the holders of shares of Series B preferred stock will be entitled to receive a liquidation preference of $25 per share, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to these holders. Until the holders of our Series B preferred stock have been paid the liquidation preference in full, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment shall be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of our Company. If upon any liquidation, dissolution or winding up of our Company, the assets of our Company, or proceeds thereof, distributable among the holders of our Series B preferred stock shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Stock, then these assets, or the proceeds thereof, shall be distributed among the holders of our Series B preferred stock and any other Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Series B preferred stock and any other Parity Stock if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of our Company does not include a consolidation or merger of our Company with one or more corporations, a sale or transfer of all or substantially all of our Company’s assets, or a statutory share exchange.

      Upon any liquidation, dissolution or winding up of our Company, after payment has been made in full to the holders of our Series B preferred stock and any Parity Stock, any other series or class or classes of Junior Stock will be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series B preferred stock and any Parity Stock shall not be entitled to share therein.

Redemption

      Shares of our Series B preferred stock are redeemable by us after August 10, 2008 and in certain limited circumstances relating to our maintenance of our ability to qualify as a REIT as described below in “Charter and Bylaw Provisions — Restrictions on Transfer.” On and after August 11, 2008, we may redeem shares of our Series B preferred stock, in whole or from time to time in part, at a cash redemption price equal to 100% of the liquidation preference plus all accrued and unpaid dividends to the date fixed for redemption.

      Subject to applicable law and the limitation on purchases when dividends on our Series B preferred stock are in arrears, we may, at any time, periodically purchase shares of our series B preferred stock in the open market by tender or by private agreement.

Voting Rights

      Holders of our Series B preferred stock will have no voting rights except as set forth below or as otherwise from time to time required by law.

      If and whenever distributions on any shares of our Series B preferred stock or any series or class of Parity Stock are in arrears for six or more quarterly periods (whether or not consecutive), the number of directors constituting the Board at such time shall be increased by two and the holders of the shares of our Series B preferred stock (voting together as a single class with all other shares of Parity Stock of any other class or series which is entitled to similar voting rights, which we refer to herein as the “Voting Preferred Stock” will be entitled to vote for the election of two additional directors of our Company at any annual meeting of shareholders or at a special meeting of the holders of our Series B preferred stock and of the Voting Preferred Stock called for that purpose upon the request of any holder of record of shares of Series B preferred stock. Whenever dividends in arrears on outstanding shares of the Series B preferred stock and the Voting Preferred Stock have been paid and dividends on those shares for the current quarterly dividend period have been paid or declared and set apart for payment, then the right of the holders of our Series B preferred stock to elect an additional two directors will cease and the terms of office of such directors shall terminate and the number of directors constituting the Board will be reduced accordingly.

      The affirmative vote or consent of at least 66 2/3% of the votes entitled to be cast by the holders of the outstanding shares of our Series B preferred stock and the holders of all other classes or series of preferred stock entitled to vote on such matters, voting as a single class, will be required to (i) authorize the creation of, the increase in the authorized amount of, or issuance of any shares of any class of Senior Stock or any security convertible into shares of any class of Senior Stock or (ii) amend, alter or repeal any provision of, or add any provision to, our charter, including the Designating Amendment, or the bylaws, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series B preferred stock. The amendment of our charter to authorize, create, or to increase the authorized amount of Junior Stock or any shares of any class of Parity Stock, shall not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series B preferred stock. No such vote of the holders Series B preferred stock as described above shall be required if provision is made to redeem all shares of Series B preferred stock at or before the time such amendment, alteration or repeal is to take effect, or when the issuance of any such shares or convertible security is to be made, as the case may be.

      As to the exercise of the above-described voting rights, each share of Series B preferred stock shall have one (1) vote per share. The only exception shall be that when any other class or series of preferred stock shall have the right to vote with the Series B preferred stock as a single class, then the Series B preferred stock and such other class or series shall have one quarter of one (0.25) vote per $25 of stated liquidation preference.

      In addition, under Tennessee law, the Series B preferred stock will be entitled to vote as a separate voting group if the Series B preferred stock is affected by certain charter amendments, whether made by filing articles of amendment or by a merger or share exchange. In particular, if a proposed amendment to the charter requires shareholder action, a separate class or series of shares will be entitled to vote as a separate voting group on any amendment that would: (i) increase or decrease the aggregate number of authorized shares of that class; (ii) effect an exchange or reclassification of all or part of the shares of the class into shares of another class; (iii) effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of the class; (iv) change the designation, rights, preferences, or limitations of any shares of the class; (v) change the shares of all or part of the class into a different number of shares of the same class; (vi) create a new class or change a class with subordinate and inferior rights into a class of shares, having rights or preferences with respect to distributions or dissolution that are prior, superior, or substantially equal to the shares of the class, or increase the rights, preferences or number of authorized shares of any class having rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class; (vii) limit or deny an existing preemptive right of all or part of the shares of the class, if any; (viii) authorize the issuance as a share dividend of shares of such class in respect of shares of another class; (ix) cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on any shares of that class; or (x) change the corporation into a non-profit corporation or a cooperative organization. If a proposed amendment would affect a series or class of shares in one or more of the ways described in this paragraph, the shares of that series or class are entitled to vote as a separate voting group on the proposed amendment. These mandatory voting rights apply regardless of whether the change is favorable or unfavorable to the affected series or class. A mandatory voting right also is given to a class or series of shares for approval of a share dividend payable in the shares of that class or series on the shares of another class or series. Unless our charter, our bylaws, or our Board requires a higher vote, the vote required within each voting group will be a majority of shares actually cast at a meeting at which a quorum is present. The only exception shall be that if the proposed amendment creates dissenters’ rights for any voting group, the vote required within that voting group will be a majority of the total votes in that voting group entitled to be cast on the amendment.

      The voting provisions discussed above will not apply if, at or before the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B preferred stock has been redeemed or called for redemption upon proper notice and sufficient funds have been deposited in trust to effect such redemption.

Conversion

      The Series B preferred stock is not convertible into or exchangeable for any other property or securities of the Company.

DESCRIPTION OF DEPOSITARY SHARES

General

      We may issue depositary receipts for depositary shares, each of which will represent a fractional interest of a share of a particular class or series of preferred stock, as specified in the applicable prospectus supplement. Shares of preferred stock of each class or series represented by depositary shares will be deposited under a separate deposit agreement between us and the depositary named therein, which will be described in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of a particular class or series of preferred stock represented by the depositary shares evidenced by the depositary receipt, to all the rights and preferences of the preferred stock represented by the depositary shares, including dividend, voting, conversion, redemption and liquidation rights.

      The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following the issuance and delivery of the preferred stock by us to the depositary, we will cause the depositary to issue, on our behalf, the depositary receipts. Copies of the applicable form of deposit agreement and depositary receipt may be obtained from us upon request, and the statements made hereunder relating to the deposit agreement and the depositary receipts to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable deposit agreement and related depositary receipts.

Dividends and Other Distributions

      The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of such depositary shares owned by those holders, subject to the obligations of the holders to file various proofs, certificates and other information and to pay various charges and expenses to the depositary.

      In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, subject to the obligations of holders to file various proofs, certificates and other information and to pay various charges and expenses to the depositary, unless the depositary determines that it is not feasible to make such distribution, in which case the depositary may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

      No distribution will be made in respect of any depositary share to the extent that it represents any preferred stock converted into other securities.

Withdrawal of Stock

      Upon surrender of the depositary receipts at the corporate trust office of the depositary (unless the related depositary shares have previously been called for redemption or converted into other securities), the holders thereof will be entitled to delivery at such office, to or upon the holder’s order, of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares evidenced by the surrendered depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by such depositary shares as specified in the applicable prospectus supplement, but holders of the shares of preferred stock will not thereafter be entitled to receive depositary shares therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

Redemption of Depositary Shares

      Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of the preferred stock so redeemed, provided we have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method determined by us.

      From and after the date fixed for redemption, all dividends on the shares of preferred stock so called for redemption will cease to accrue, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled upon such redemption and surrender thereof to the depositary.

Voting of the Preferred Stock

      Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts evidencing the depositary shares which represent the preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by such holder’s depositary shares. The depositary will vote the amount of preferred stock represented by the depositary shares in accordance with the instructions, and we will agree to take all reasonable action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting the amount of preferred stock represented by the depositary shares to the extent it does not receive specific instructions from the holders of depositary receipts evidencing the depositary shares. The depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from gross negligence or willful misconduct of the depositary.

Liquidation Preference

      In the event of the liquidation, dissolution or winding up of our Company, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares evidenced by the depositary receipt, as set forth in the applicable prospectus supplement.

Conversion of Preferred Stock

      The depositary shares, as such, are not convertible into common stock or any other securities or property of our Company. Nevertheless, if so specified in the applicable prospectus supplement relating to an offering of depositary shares, the depositary receipts may be surrendered by holders thereof to the depositary with written instructions to the depositary to instruct us to cause conversion of the preferred stock represented by the depositary shares evidenced by the depositary receipts into whole shares of common stock, other shares of our preferred stock or other shares of stock, and we have agreed that upon receipt of the instructions and any amounts payable in respect thereof, we will cause the conversion thereof utilizing the same procedures as those provided for delivery of preferred stock to effect the conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, a new depositary receipt or receipts will be issued for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if the conversion would result in a fractional share being issued, an amount will be paid in cash by us equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

      The form of depositary receipt evidencing the depositary shares which represent the preferred stock and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred stock will not be effective unless the amendment has been approved by the existing holders of at least 66% of the depositary shares evidenced by the depositary receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the deposit agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold the receipt, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby.

      The deposit agreement may be terminated by us upon not less than 30 days prior written notice to the depositary if (1) the holders of a majority of the depositary shares representing each class or series of preferred stock affected by such termination consents to the termination, whereupon the depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by that holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by such depositary receipts together with any other property held by the depositary with respect to such depositary receipt; or (2) the termination is necessary to preserve our status as a REIT. In addition, the deposit agreement will automatically terminate if:

•	all outstanding depositary shares shall have been redeemed;

•	there shall have been a final distribution in respect of the related preferred stock in connection with any liquidation, dissolution or winding up of our Company and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred stock; or

•	each share of the related preferred stock shall have been converted into securities of our Company not so represented by depositary shares.

Charges of Preferred Stock Depositary

      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay the fees and expenses of the depositary for any duties requested by the holders to be performed which are outside of those expressly provided for in the deposit agreement.

Resignation and Removal of Depositary

      The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

      The depositary will forward to holders of depositary receipts any reports and communications from our Company which are received by the depositary with respect to the related preferred stock.

      Neither the depositary nor our Company will be liable if it or we are prevented from or delayed in, by law or any circumstances beyond its or our control, performing its or our obligations under the deposit agreement. The obligations of our Company and the depositary under the deposit agreement will be limited to performing duties thereunder in good faith. We and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented thereby for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

      In the event the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and our Company, on the other hand, the depositary shall be entitled to act on such claims, requests or instructions received from us.

CHARTER AND BYLAW PROVISIONS

Restrictions on Ownership and Transfer

      For our Company to qualify as a REIT under the Code, we must meet certain requirements concerning the ownership of our outstanding stock. Specifically, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. In addition, at least 100 persons must be beneficial owners of our stock during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. See “Federal Income Tax Consequences of Our Status as a REIT — Requirements for Qualification.” Further, we must meet certain requirements regarding the nature of our gross income in order to qualify as a REIT. One such requirement is that at least 75% of our gross income for each year must consist of “rents from real property” and income from certain other real property investments. The rent received from our lessees will not qualify as “rents from real property,” which likely would result in our loss of REIT status, if any shareholder or group of related or affiliated shareholders of any lessee (other than a taxable REIT subsidiary lessee) directly or constructively owns both 10% or more of our stock and 10% or more of the lessee. See “Federal Income Tax Consequences of Our Status as a REIT — Requirements for Qualification — Income Tests.” Because our Board believes that we must continue to qualify as a REIT, our charter limits the ownership and transfer of our stock.

      Our charter contains a provision that provides that, subject to certain specified exceptions, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of any class of our outstanding stock, which we refer to as the “Ownership Limitation.” The Board may, but is not required to, waive the Ownership Limitation if it is presented with satisfactory evidence that such waiver will not jeopardize our REIT status. As a condition of such waiver, the Board may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status.

      Any transfer of shares of common stock or preferred stock that would (i) result in any person directly or indirectly owning common stock or preferred stock in excess of the Ownership Limitation, (ii) result in our outstanding stock being owned by fewer than 100 persons (determined without reference to any rules of attribution), (iii) result in our Company being “closely held” within the meaning of Section 856(h) of the Code, or (iv) cause us to directly or constructively own 10% or more of the ownership interests in one of our lessees, within the meaning of Section 856 (d) (2) (B) of the Code, shall be void from the outset, and the intended transferee will acquire no rights in such shares. In addition, these shares will be designated as “Shares-in-Trust” and will be transferred automatically to a share trust. This transfer will be effective on the day before the purported transfer of such shares of common stock or preferred stock. The prohibited owner will be required to submit such number of shares of common stock or preferred stock to us for registration in the name of the share trust. We will designate the share trustee, but the share trustee will not be affiliated with us. The beneficiary will be one or more charitable organizations that we select.

      Shares-in-Trust will remain issued and outstanding shares of common stock or preferred stock and will be entitled to the same rights and privileges as all other shares of the same class or series. The share trust will receive all dividends and distributions on the Shares-in-Trust and will hold these dividends and distributions in trust for the benefit of the beneficiary. The share trustee will vote all Shares-in-Trust. The share trustee will designate a permitted transferee of the Shares-in-Trust, provided that the permitted transferee (i) purchases such Shares-in-Trust for valuable consideration and (ii) acquires such Shares-in-Trust without such acquisition resulting in a transfer to another share trust and resulting in the redesignation of such common stock or preferred stock as Shares-in-Trust.

      The prohibited owner with respect to Shares-in-Trust will be required to repay to the share trust the amount of any dividends or distributions received by the prohibited owner (i) that are attributable to any Shares-in-Trust and (ii) the record date of which was on or after the date that such shares became Shares-in-Trust. The prohibited owner generally will receive from the share trustee the lesser of (i) the price per share the prohibited owner paid for the shares of common stock or preferred stock that were designated as Shares-in-Trust (or, in the case of a gift or devise, the Market Price (as defined below) per share on the date of the transfer) and (ii) the price per share received by the share trustee from the sale of the Shares-in-Trust. Any amounts received by the share trustee in excess of the amounts to be paid to the prohibited owner will be distributed to the beneficiary.

      The Shares-in-Trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created the Shares-in-Trust (or, in the case of a gift or devise, the Market Price per share on the date of such transfer) or (ii) the Market Price per share on the date that we, or our designee, accept such offer. We will have the right to accept such offer for a period of 90 days after the later of (i) the date of the purported transfer which resulted in the Shares-in-Trust and (ii) the date we determine in good faith that a transfer resulting in the Shares-in-Trust occurred.

      “Market Price” on any date means the average of the “Closing Price” for the five previous consecutive “Trading Days” ending on such date. The “Closing Price” on any date means:

•	the last sale price for the common or preferred stock, or if no sale takes place on that day, the average of the closing bid and asked prices for the stock, as reported on the New York Stock Exchange or another principal national securities exchange on which the stock is listed; or

•	the last quoted price for the common or preferred stock, or if the price is not quoted, the average of the high bid and low asked prices for the stock, as reported by Nasdaq or another principal automated quotations system; or

•	if the common or preferred stock is not listed or quoted on any such exchange or system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the stock selected by our Board.

      “Trading Day” means a day on which the principal national securities exchange on which our shares of common stock or preferred stock are listed or admitted to trading is open for the transaction of business or, if our shares of common stock or preferred stock are not listed or admitted to trading on any national securities exchange, shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

      Any person who acquires or attempts to acquire shares of common stock or preferred stock in violation of the foregoing restrictions, or any person who owned shares of common stock or preferred stock that were transferred to a share trust, will be required (i) to give us immediate written notice of such event and (ii) to provide us with such other information as we may request in order to determine the effect, if any, of this transfer on our REIT status.

      Our charter requires all persons who own, directly or indirectly, more than 5% (or such lower percentages as required under regulations under the Code) of the outstanding shares of common stock and preferred stock, within 30 days after January 1 of each year, to provide us with a written statement or affidavit. This statement or affidavit must provide the name and address of such direct or indirect owner, the number of shares of our stock (including both common stock and any outstanding series of preferred stock) owned directly or indirectly by that owner, and a description of how the shares are held. In addition, each direct or indirect shareholder must provide us with additional information as we may request in order to determine the effect, if any, of such ownership on our REIT status and to ensure compliance with the Ownership Limitation.

      The Ownership Limitation generally will not apply to the acquisition of our stock by an underwriter that participates in a public offering of our stock. In addition, our Board, on receiving a ruling from the IRS or an opinion of counsel and upon such other conditions as our Board may direct, may exempt a person from the Ownership Limitation under certain circumstances. The above-noted restrictions will continue to apply until (i) our Board determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT and (ii) we receive the affirmative vote of two-thirds of the number of shares of common stock entitled to vote on such matter at a special meeting of shareholders.

      The Ownership Limitation could delay, defer or prevent a transaction or a change in control of our Company that might involve a premium price for our capital stock or otherwise be in the best interest of our security holders. See “Risk Factors — Risks Related to Our Structure.”

      All certificates representing shares of our common stock or any series of preferred stock will bear a legend referring to the restrictions described above.

Staggered Board of Directors

      Our charter provides that our Board is divided into three classes of directors. The classes serve for staggered three-year terms. The classification of directors will effectively make it more difficult for shareholders to change the composition of our Board. We believe, however, that the longer time required to elect a majority of a classified Board will help to ensure continuity and stability of our Company’s management and policies.

      The classification provisions also could have the effect of discouraging a third party from accumulating large blocks of our stock or attempting to obtain control of our Company, even though such an attempt might be beneficial to us and our shareholders.

Number of Directors; Removal; Filling Vacancies

      Our charter and bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will consist of not less than three nor more than nine persons, subject to increase or decrease by the affirmative vote of 80% of the members of our entire Board. At all times, a majority of our directors must be independent directors, except that upon the death, removal or resignation of an independent director, this requirement will not apply for 60 days. The holders of our common stock are entitled to vote on the election or removal of directors, with each share entitled to one vote. Our bylaws provide that, subject to any rights of holders of preferred stock, and unless our Board otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, provided that independent directors shall nominate and approve directors to fill the vacancies created by independent directors. Accordingly, our Board could temporarily prevent any shareholder entitled to vote from enlarging our Board and filling the new directorships with such shareholder’s own nominees. Any director so elected will hold office until the next annual meeting of shareholders.

      A director may be removed with or without cause by the affirmative vote of the holders of 75% of the outstanding shares entitled to vote in the election of directors at a special meeting of the shareholders called for the purpose of removing him.

Limitation of Liability; Indemnification

      Our charter provides that, to the maximum extent that Tennessee law in effect from time to time permits limitation of the liability of directors and officers, none of our directors or officers shall be liable to our Company or our shareholders for money damages.

      Our charter provides that we shall, to the fullest extent permitted by Tennessee law, indemnify any director, officer, employee or agent against any expense incurred by such person if the disinterested directors, the shareholders or independent legal counsel determine that such person conducted himself in good faith and (a) reasonably believed, in the case of conduct in his official capacity with us, that his conduct was in our Company’s best interest and in all other cases, that his conduct was at least not opposed to our Company’s best interest and (b) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

      Any indemnification that we may make under the provisions of our charter described above shall be paid out of our Company’s assets and shall not be recoverable from the shareholders. We currently purchase director and officer liability insurance to provide a source of funds to pay any indemnification described above. To the extent that the above-noted indemnification provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is against public policy and is, therefore, unenforceable.

Amendment

      Our charter may be amended by the affirmative vote of the holders of a majority of the shares of our common stock present at a meeting at which a quorum is present, with the shareholders voting as a class with one vote per share; provided, however, that (i) the charter provision providing for the classification of our Board into three classes may not be amended, altered, changed or repealed without the affirmative vote of at least 80% of the members of our Board or the affirmative vote of holders of at least 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting separately as a class; (ii) the provisions relating to the limitation on indebtedness may not be amended without an affirmative vote of the holders of a majority of the outstanding shares of common stock; and (iii) our Company cannot take any action intended to terminate our REIT qualification without the approval of the holders of two-thirds of the outstanding shares of common stock. Our bylaws may be amended by our Board or by vote of the holders of a majority of the outstanding shares of our common stock, provided, however, that provisions with respect to the staggered terms of the Board cannot be amended without the affirmative vote of 80% of the members of our entire Board or the holders of 75% of the outstanding shares of capital stock generally entitled to vote in the election of directors, voting separately as a class.

Operations

      Under our charter, we are generally prohibited from engaging in certain activities. These prohibitions include acquiring or holding property or engaging in any activity that would cause us to fail to qualify as a REIT.

Tennessee Anti-Takeover Statutes

      In addition to certain of our charter provisions discussed above, Tennessee has adopted a series of statutes that may discourage takeover attempts or tender offers, including offers or attempts that might result in the payment of a premium over the market price for our capital stock, or that security holders might otherwise consider in their best interest. These statutes are set forth in Chapter 103 of Title 48 of the Tennessee Code.

      Under the Tennessee Investor Protection Act, unless a company’s Board has recommended a takeover offer to its shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within one year before the proposed takeover offer, may offer to acquire any class of equity securities of an offeree company under a tender offer if, after the acquisition thereof, the offeror would be directly or indirectly a beneficial owner of more than 10% of any class of outstanding equity securities of the offeree company. However, this prohibition does not apply if the offeror, before making this purchase, has made a public announcement of his intention with respect to changing or influencing the management or control of the offeree company, has made a full, fair and effective disclosure of such intention to the person from whom he intends to acquire the securities, and has filed with the Tennessee Commissioner of Commerce and Insurance, or TCCI, and with the offeree company a statement signifying such intentions and containing additional information as the Commissioner by rule prescribes. An offeror must provide that any equity securities of an offeree company deposited or tendered under a takeover offer may be withdrawn by or on behalf of an offeree at any time within seven days from the date the takeover offer has become effective following filing with TCCI and the offeree company and public announcement of the terms or after 60 days from the date the takeover offer has become effective. If an offeror makes a takeover offer for less than all the outstanding equity securities of any class, and if the number of securities tendered is greater than the number the offeror has offered to accept and pay for, the securities shall be accepted on a proportionate basis. If an offeror varies the terms of a takeover offer before its expiration date by increasing the consideration offered to shareholders of the offeree company, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the takeover offer.

      The Tennessee Control Share Acquisition Act provides that “control shares” of a Tennessee corporation acquired in a “control share acquisition” have the same voting rights as all other shares of the same class or series only if approved at an annual or special meeting by the holders of a majority of all shares entitled to vote generally with respect to the election of directors, but excluding shares of stock owned by an acquiring person, officers and employees of the corporation who are also directors. “Control shares” are voting shares of stock which, if aggregated with all of the other shares of stock previously acquired by the person, would entitle the acquiror to exercise or direct the exercise of voting power in electing directors within one of the following ranges of voting power: (A) one-fifth (1/5) or more but less than one-third (1/3) of all voting power; (B) one-third (1/3) or more but less than a majority of all voting power; or (C) a majority or more of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon the satisfaction of certain conditions (including an undertaking to pay expenses and deliver a control share acquisition statement to the corporation), may compel the board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights to be accorded the control shares acquired or to be acquired in the control share acquisition. If no request for a special meeting of shareholders is made, consideration of the voting rights to be accorded the control shares acquired or to be acquired in the control share acquisition shall be presented at the next annual or special meeting of shareholders. If voting rights are not approved at the shareholders’ meeting, or if the acquiring person does not deliver a control share acquisition statement as permitted by the act, then, subject to certain conditions and limitations, the corporation may redeem all but not less than all of the control shares acquired in a control share acquisition, at any time during the period ending 60 days after the last acquisition of control shares by an acquiring person, from the acquiring person for the fair value of such shares. If a control share acquisition statement is filed, fair value is determined as of the effective date of the vote of the shareholders denying voting rights to the acquiring person or, if no such statement is filed, as of the date of the last acquisition of control shares by the acquiring person without regard to the effect of the denial of voting rights. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all shareholders who have not voted in favor of granting such voting rights to the acquiring person may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights includes consideration of the valuations, future events or transactions bearing upon the corporation’s value to the acquiring shareholder as described in any valuations, projections or estimates made by or on behalf of the acquiring person or his associates. The Tennessee Control Share Acquisition Act does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction.

      Under the Tennessee Business Combination Act, subject to certain exceptions, no Tennessee corporation may engage in any “business combination” with an “interested shareholder” for a period of five years after the date that a shareholder becomes an interested shareholder unless before this date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period when the transaction (a) (i) complies with all applicable charter and bylaw requirements and (ii) is approved by the holders of two-thirds of the voting stock not beneficially owned by the interested shareholder, and (b) meets certain fair price criteria. “Business combination” is defined by the statute as being any (i) merger or consolidation; (ii) share exchange; (iii) sale, lease, exchange, mortgage, pledge or other transfer of assets representing 10% or more of (A) the aggregate market value of the corporation’s consolidated assets, (B) the aggregate market value of the corporation’s shares, or (C) the corporation’s consolidated net income; (iv) issuance or transfer of shares from the corporation to the interested shareholder; (v) plan of liquidation or dissolution proposed by the interested shareholder; (vi) transaction or recapitalization which increases the proportionate share of any outstanding voting securities owned or controlled by the interested shareholder; or (vii) financing arrangement whereby any interested shareholder receives, directly or indirectly, a benefit except proportionately as a shareholder. “Interested shareholder” is defined as being (i) any person that is the beneficial owner of 10% or more of the voting power of any class or series of outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation who at any time within the five-year period immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of any class or series of the outstanding stock of the corporation.

      The Tennessee Greenmail Act prohibits a Tennessee corporation from purchasing, directly or indirectly, any of its shares at a price above the market value of such shares (defined as the average of the highest and lowest closing market price for such shares during the 30 trading days before the purchase and sale or before the commencement or announcement of a tender offer if the seller of such shares has commenced a tender offer or announced an intention to seek control of the corporation) from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by such corporation or the corporation makes an offer, of at least equal value per share, to all holders of shares of such class.

DESCRIPTION OF DEBT SECURITIES

      The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. The terms of any debt securities we offer under that prospectus supplement may differ from the terms we describe below.

      The debt securities will be our direct unsecured general obligations and may include debentures, notes, bonds and/or other evidences of indebtedness. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures. Senior debt securities will be issued under a senior indenture, and subordinated debt securities will be issued under a subordinated indenture. We use the term “indentures” to refer to both the senior indenture and the subordinated indenture. A form of each of the senior indenture and the subordinated indenture is filed as an exhibit to the registration statement of which this prospectus is a part. The indentures will be qualified under the Trust Indenture Act. We use the term “debenture trustee” to refer to either the senior trustee or the subordinated trustee, as applicable.

      The following summaries of material provisions of the debt securities and indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities.

General

      We will describe in each prospectus supplement the following terms relating to a series of debt securities:

•	the title or designation;

•	any limit on the principal amount that may be issued;

•	whether or not we will issue the series of debt securities in global form, the terms and

•	the depository;

•	the maturity date;

•	the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be payable;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•	the date, if any, after which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional redemption provisions;

•	the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities;

•	whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves;

•	whether we will be restricted from incurring any additional indebtedness;

•	a discussion on any material or special U.S. federal income tax considerations applicable to the debt securities;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities.

Conversion or Exchange Rights

      We will set forth in the prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for common stock or other securities. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of common stock or other securities that the holders of the series of debt securities receive would be subject to adjustment.

Consolidation, Merger or Sale

      The indentures will not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquirer of such assets must assume all of our obligations under the indentures or the debt securities, as appropriate.

Events of Default Under the Indenture

      The following will be events of default under the indentures with respect to any series of debt securities that we may issue:

•	if we fail to pay interest when due and our failure continues for a number of days to be stated in the indenture and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, or premium, if any, when due and the time for payment has not been extended or delayed;

•	if we fail to observe or perform any other covenant contained in the debt securities or the indentures, other than a covenant specifically relating to another series of debt securities, and our failure continues for a number of days to be stated in the indenture after we receive notice from the indenture trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur as to us.

      If an event of default with respect to debt securities of any series occurs and is continuing, the indenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the debenture trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

      The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.

      Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the indenture trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the indenture trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or exercising any trust or power conferred on the indenture trustee, with respect to the debt securities of that series, provided that:

•	the direction given by the holder is not in conflict with any law or the applicable indenture; and

•	subject to its duties under the Trust Indenture Act, the indenture trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

      A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the indenture trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the indenture trustee to institute the proceeding as trustee; and

•	the indenture trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 60 days after the notice, request and offer.

      These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

      We will periodically file statements with the indenture trustee regarding our compliance with specified covenants in the indentures.

Modification of Indenture; Waiver

      We and the indenture trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture; and

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

      In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the indenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the indenture trustee may only make the following changes with the consent of each holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of debt securities;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of any debt securities; or

•	reducing the percentage of debt securities, the holders of which are required to consent to any amendment.

Discharge

      Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	compensate and indemnify the indenture trustee; and

•	appoint any successor indenture trustee.

      In order to exercise our rights to be discharged, we must deposit with the indenture trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

      We will issue the debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to that series. See “Legal Ownership of Securities” for a further description of the terms relating to any book-entry securities.

      Subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series, at its option, can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

      Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

      We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

      If we elect to redeem the debt securities of any series, we will not be required to:

•	issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

Information Concerning the Debenture Trustee

      The indenture trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the indenture trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the indenture trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

      Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

      We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check which we will mail to the holder. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the indenture trustee in the City of New York as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

      All money we pay to a paying agent or the indenture trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Governing Law

      The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of Tennessee, except to the extent that the Trust Indenture Act is applicable.

Subordination of Subordinated Notes

      The subordinated notes will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated notes which we may issue. It also does not limit us from issuing any other secured or unsecured debt.

LEGAL OWNERSHIP OF SECURITIES

      We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee maintain for this purpose as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names, as “indirect holders” of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

      We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

      Only the person in whose name a security is registered is recognized as the holder of that security. Securities issued in global form will be registered in the name of the depositary or its participants. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

      As a result, investors in a book-entry security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

Street Name Holders

      We may terminate a global security or issue securities in non-global form. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

      For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders

      Our obligations, as well as the obligations of any applicable trustee and of any third parties employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

      For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, we may want to obtain the approval of the holders to amend an indenture, to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture or for other purposes. In such an event, we would seek approval only from the holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is up to the holders.

Special Considerations for Indirect Holders

      If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

      A global security is a security held by a depositary which represents one or any other number of individual securities. Generally, all securities represented by the same global securities will have the same terms.

      Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all securities issued in book-entry form.

      A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “— Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

      If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities

      As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of securities and instead deal only with the depositary that holds the global security.

      If securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as described herein;

•	An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•	An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and any applicable trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•	The depositary may, and we understand that DTC will, require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will Be Terminated

      In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above.

      The global security will terminate when the following special situations occur:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify any applicable trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

      The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

      The following is a summary of material federal income tax considerations that may be relevant to a prospective holder of our securities. Hunton & Williams LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein fairly summarizes the federal income tax considerations that are likely to be material to a holder of our securities. The discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders who are subject to special treatment under the federal income tax laws, such as insurance companies, financial institutions or broker-dealers, tax-exempt organizations, foreign corporations, and persons who are not citizens or residents of the United States.

      The statements in this discussion and the opinion of Hunton & Williams LLP are based on current provisions of the Code, existing, temporary, and final Treasury regulations thereunder, and current administrative rulings and court decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes.

      We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of our common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such ownership and election, and regarding potential changes in applicable tax laws.

Taxation of Equity Inns

      We elected to be taxed as a REIT under the federal income tax laws commencing with our short taxable year ended December 31, 1994. We believe that, commencing with such taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to continue to qualify as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

      In the opinion of Hunton & Williams LLP, we qualified to be taxed as a REIT for our taxable years ended December 31, 2000 through December 31, 2003, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ending December 31, 2004 and in the future. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the future conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, Hunton & Williams LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change, possibly on a retroactive basis. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. While Hunton & Williams LLP has reviewed those matters in connection with the foregoing opinion, Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”

      If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and shareholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our shareholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to our shareholders.

•	We will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business and (2) other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “— Requirements for Qualification” and “— Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on (1) the greater of the amount by which (a) we fail the 75% gross income test or (b) 90% of our total gross income exceeds the sources of our gross income that satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will pay a 4% nondeductible excise tax on the excess of such required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, to the extent that we make a timely designation of such gain to the shareholder, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain and would receive a credit or refund for its proportionate share of the tax we paid.

•	If we acquire any asset from a C corporation (i.e., a corporation that generally is subject to full corporate-level tax), in a merger or other transaction in which we acquire a basis in the asset that is determined by reference to the C corporation’s basis in the asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the 10-year period after we acquire such asset. The amount of gain on which we will pay tax generally is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition; and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset.

•	We will incur a 100% excise tax on the excess of certain deductible payments by a “taxable REIT subsidiary” over the payments that would have been made by an unrelated party acting on an arm’s-length basis. For example, in the event that the Internal Revenue Service were to assert successfully that the rents paid to us by our taxable REIT subsidiary lessees exceed the rents that would be charged between two unrelated parties acting at arm’s length, such excess rents would be subject to this 100% excise tax.

Requirements for Qualification

      A REIT is a corporation, trust, or association that meets the following requirements:

1. it is managed by one or more trustees or directors;

2. its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3. it would be taxable as a domestic corporation but for the REIT provisions of the federal income tax laws;

4. it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

5. at least 100 persons are beneficial owners of its shares or ownership certificates;

6. no more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals (as defined in the federal income tax laws to include certain entities), during the last half of any taxable year;

7. it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

8. it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws applicable to REITs; and

9. it meets certain other qualification tests, described below, regarding the nature of its income and assets.

      We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know (after exercising reasonable diligence) that we violated requirement 6, we will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. In the case of a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, the beneficiaries of such a trust will be treated as holding shares of our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

      We have issued sufficient stock with enough diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our charter restricts the ownership and transfer of our stock so that we should continue to satisfy requirements 5 and 6. The provisions of the charter restricting the ownership and transfer of the stock are described in “Description of Our Capital Stock — Charter and Bylaw Provisions — Restrictions on Ownership and Transfer.”

      A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT and that has not elected to be a taxable REIT subsidiary. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

      In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities, and items of income of Equity Inns Partnership, L.P. (“Equity Inns Partnership”) and of any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we own or will acquire an interest, directly or indirectly (together, the “Partnership Subsidiaries”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

      REITs are permitted to own, directly or indirectly, up to 100% of the stock of one or more taxable REIT subsidiaries beginning on January 1, 2001. A taxable REIT subsidiary is a fully taxable corporation that is permitted to lease hotels meeting certain requirements from the related REIT or the REIT’s affiliates as long as it does not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. We have established several taxable REIT subsidiaries, which currently lease all of our hotels. Effective January 1, 2001, our operating leases with subsidiaries of Interstate Hotels Company were either terminated or assigned, and our taxable REIT subsidiaries became the lessees of such hotels. Effective January 1, 2002, our operating leases with subsidiaries of Prime Hospitality Corp. were terminated and our taxable REIT subsidiaries became the lessees of such hotels. Our taxable REIT subsidiary lessees have engaged third-party management companies to manage all of our hotels. Unlike a REIT, which generally pays no corporate tax if it distributes its income, our taxable REIT subsidiaries are subject to corporate income tax on their taxable income. See “— Taxable REIT Subsidiaries.”

Income Tests

      We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or interests in real property;

•	dividends or other distributions on and gain from the sale of shares in other REITs; and

•	gain from the sale of real estate assets.

      Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of dividends and interest, gain from the sale or disposition of stock or securities, income from certain hedging transactions, or any combination of the foregoing. Gross income from the sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both income tests but is subject to a 100% “prohibited transactions” tax. The following paragraphs discuss the specific application of the gross income tests to us.

      Rents from Real Property. Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a taxable REIT subsidiary.

•	Third, if the tenant is a taxable REIT subsidiary, such taxable REIT subsidiary may not directly or indirectly operate or manage the related property. Instead, the property must be operated on behalf of the taxable REIT subsidiary by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating lodging facilities for any person unrelated to us and the taxable REIT subsidiary. See “— Taxable REIT Subsidiaries.”

•	Fourth, if the rent attributable to personal property leased in connection with a lease of real property (including our lease of hotels to taxable REIT subsidiaries) is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

•	Fifth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through a taxable REIT subsidiary or through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through a taxable REIT subsidiary or an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through a taxable REIT subsidiary or an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property.

      Pursuant to percentage leases, our taxable REIT subsidiary lessees lease from Equity Inns Partnership, L.P. and the Partnership Subsidiaries the land, buildings, improvements, furnishings, and equipment comprising the hotels, for terms ranging from 5 to 15 years. The percentage leases provide that the taxable REIT subsidiary lessees are obligated to pay to Equity Inns Partnership, L.P. or the Partnership Subsidiaries (1) the greater of a minimum base rent or percentage rent and (2) “additional charges” or other expenses, as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by room revenues for each of the hotels in excess of certain levels. Both base rent and the thresholds in the percentage rent formulas are adjusted for inflation. Base rent accrues and is required to be paid monthly and percentage rent accrues and is required to be paid quarterly.

      Treatment of Taxable REIT Subsidiary Leases as “True Leases.” In order for the base rent, percentage rent, and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

•	the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.

      In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether:

•	the service recipient is in physical possession of the property;

•	the service recipient controls the property;

•	the service recipient has a significant economic or possessory interest in the property, as evidenced by such key factors as whether (1) the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, (2) the recipient shares the risk that the property will decline in value, (3) the recipient shares in any appreciation in the value of the property, (4) the recipient shares in savings in the property’s operating costs, or (5) the recipient bears the risk of damage to or loss of the property;

•	the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

•	the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

•	the total contract price substantially exceeds the rental value of the property for the contract period.

      Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

      We believe that the percentage leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:

•	Equity Inns Partnership, L.P. and the Partnership Subsidiaries, on the one hand, and the taxable REIT subsidiary lessees, on the other hand, intend for their relationship to be that of a lessor and lessee and such relationship is documented by lease agreements;

•	the taxable REIT subsidiary lessees have the right to the exclusive possession, use, and quiet enjoyment of the hotels during the term of the percentage leases;

•	the taxable REIT subsidiary lessees bear the cost of, and are responsible for, day-to-day maintenance and repair of the hotels, other than the cost of maintaining underground utilities and structural elements, and generally dictate how the hotels are operated, maintained, and improved;

•	the taxable REIT subsidiary lessees bear all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than real estate and personal property taxes;

•	the taxable REIT subsidiary lessees benefit from any savings in the costs of operating the hotels during the term of the percentage leases;

•	the taxable REIT subsidiary lessees generally have indemnified Equity Inns Partnership, L.P. and the Partnership Subsidiaries against all liabilities imposed on Equity Inns Partnership, L.P. and the Partnership Subsidiaries during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels or (2) the taxable REIT subsidiary lessees’ use, management, maintenance, or repair of the hotels;

•	the taxable REIT subsidiary lessees are obligated to pay substantial fixed rent for the period of use of the hotels;

•	the taxable REIT subsidiary lessees stand to incur substantial losses or reap substantial gains depending on how successfully they operate the hotels;

•	Equity Inns Partnership, L.P. and the Partnership Subsidiaries cannot use the hotels concurrently to provide significant services to entities unrelated to the taxable REIT subsidiary lessees; and

•	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases.

      Investors should be aware that there are no controlling Treasury regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the percentage leases that discuss whether such leases constitute true leases for federal income tax purposes. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that Equity Inns Partnership, L.P. and the Partnership Subsidiaries receive from the lessees may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status.

      Percentage Rent Requirements. As described above, in order for the rent received by us to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the percentage leases are entered into;

•	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

      More generally, the percentage rent will not qualify as “rents from real property” if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenues from the hotels that are established in the percentage leases, and we have represented that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

      Related Party Rent Rules. Another requirement for qualification of our rent as “rents from real property” (referred to as the “Related Party Rent Rule”) is that we must not own, actually or constructively, 10% or more of the stock of a corporate lessee or 10% or more of the interests in the assets or net profits of a non-corporate lessee (a “related party tenant”) other than one of our taxable REIT subsidiaries. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. All of our hotels are leased to our taxable REIT subsidiary tenants, and therefore the Related Party Rent Rule does not apply to such leases. Moreover, our charter prohibits transfers of our stock that would cause us to own, actually or constructively, 10% or more of the ownership interests in a lessee. Such charter provision is not intended to prevent us from leasing our hotels to taxable REIT subsidiaries. Based on the foregoing, we should never own, actually or constructively, 10% of more of any lessee other than a taxable REIT subsidiary. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not rent any property to a related party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee other than a taxable REIT subsidiary at some future date.

      Taxable REIT Subsidiary Exception to Related Party Rent Rule. The Related Party Rent Rule described above, which treats rents derived from a related person as nonqualifying income to the REIT, does not apply where the REIT (or its affiliate) leases hotels to a taxable REIT subsidiary of the REIT, provided certain requirements are satisfied (the “Taxable REIT Subsidiary Exception”). A taxable REIT subsidiary is a fully taxable corporation as to which the REIT owns, directly or indirectly, all or a portion of its shares. See “— Taxable REIT Subsidiaries.” Both the taxable REIT subsidiary and the REIT must elect for the corporation to be taxed as a taxable REIT subsidiary.

      In order for rents derived from a hotel lease to qualify for the Taxable REIT Subsidiary Exception to the Related Party Rent Rule, the following requirements must be satisfied:

•	The hotels leased to the taxable REIT subsidiary must constitute “qualified lodging facilities.” A qualified lodging facility is a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis. Further, no wagering activities may be conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A qualified lodging facility includes amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

•	The taxable REIT subsidiary cannot directly or indirectly operate or manage any hotel or directly or indirectly provide rights to any brand name under which any hotel is operated.

•	The hotel that is leased to the taxable REIT subsidiary must be operated on behalf of the taxable REIT subsidiary by a person who qualifies as an “independent contractor,” which means that (i) such person cannot own, directly or indirectly (taking into account constructive ownership rules), more than 35% of the REIT’s shares, (ii) no person or group of persons owning, directly or indirectly (taking into account constructive ownership rules), 35% or more of the REIT’s outstanding shares may own, directly or indirectly (taking into account constructive ownership rules), more than 35% of the ownership interests in the contractor, and (iii) while the statutory language is unclear on this point, the REIT may not be able to derive any income from the contractor or bear the expenses of the contractor, other than expenses of operating the facility under the management contract. Further, the independent contractor (or a person related to the independent contractor) must be actively engaged in the trade or business of operating “qualified lodging facilities” for any person that is not related to us or the taxable REIT subsidiary lessee (an “eligible independent contractor”).

      We formed several entities to act as taxable REIT subsidiary lessees of our hotels. The stock of the holding company for our taxable REIT subsidiary lessees is 100% owned by Equity Inns Partnership, L.P. We made taxable REIT subsidiary elections with respect to such holding company and our taxable REIT subsidiary lessees. A REIT’s ownership of the shares of a taxable REIT subsidiary lessee through a subsidiary partnership, such as Equity Inns Partnership, L.P., should constitute “indirect” ownership of the shares of such entities for purposes of qualifying the entity as a taxable REIT subsidiary. Each of our hotels constitutes a “qualified lodging facility” as to which substantially all of the units are leased on a transient basis. All facilities and amenities included in the hotels are customarily provided by other hotels of comparable size and class, and no wagering activities are conducted at or in connection with our hotels by any person legally engaged in a wagering business. Each of our taxable REIT subsidiaries has engaged third-party hotel managers (the “Managers”) to operate and manage the hotels on behalf of such taxable REIT subsidiaries. To our knowledge, none of the Managers actually or constructively owns more than 35% of our outstanding shares, and no person or group of persons owning 35% or more of our outstanding shares owns, actually or constructively, more than 35% of the ownership interests in any of the Managers. Further, we do not derive any income (in the form of rents, dividends, or otherwise) from any Manager. Thus, we believe that the rents we derive from the taxable REIT subsidiary lessees qualify for the Taxable REIT Subsidiary Exception to the Related Party Rent Rule.

      Rents Attributable to Personal Property. A fourth requirement for qualification of our rent as “rents from real property” is that the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). Prior to January 1, 2001, the personal property ratio was computed based on relative adjusted tax bases instead of fair market values. With respect to each hotel, we believe either that the personal property ratio is less than 15% or that any income attributable to excess personal property has not jeopardized and will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 95% or 75% gross income test and thus lose our REIT status.

      Nature of Services Provided to Tenants. A fifth requirement for qualification of our rent as “rents from real property” is that, other than within the 1% de minimis exception described above (i.e., we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through a taxable REIT subsidiary or an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property), we cannot furnish or render noncustomary services to the tenants of our hotels, or manage or operate our hotels, other than through a taxable REIT subsidiary or through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. Provided that the percentage leases are respected as true leases, we should satisfy that requirement, because Equity Inns Partnership, L.P. and the Partnership Subsidiaries do not perform any services other than customary ones for our taxable REIT subsidiary lessees. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not perform noncustomary services for the lessee of the property.

      Effects of Rents on Our REIT Status. If a portion of our rent from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status. If, however, the rent from a particular hotel does not qualify as “rents from real property” because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) the lessee is a related party tenant, (3) the taxable REIT subsidiary that leases the hotel directly or indirectly manages or operates the hotel, or the Taxable REIT Subsidiary Exception to the Related Party Rule otherwise is not satisfied as to a hotel lease, or (4) we furnish noncustomary services to the tenants of the hotel, or manage or operate the hotel, other than through a taxable REIT subsidiary or a qualifying independent contractor, none of the rent from that hotel would qualify as “rents from real property.” In that case, we would fail to qualify as a REIT because we would be unable to satisfy either the 75% or 95% gross income test.

      In addition to the rent, the lessees are required to pay to Equity Inns Partnership, L.P. and the Partnership Subsidiaries certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that Equity Inns Partnership, L.P. and the Partnership Subsidiaries are obligated to pay to third parties or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges represent interest that is accrued on the late payment of the rent or additional charges, such charges will not qualify as “rents from real property,” but instead should be treated as interest that qualifies for the 95% gross income test.

      Potential 100% Excise Tax on Rents Received From Taxable REIT Subsidiaries in Excess of a Market Rental. A 100% excise tax is imposed on a REIT to the extent that a taxable REIT subsidiary of the REIT has “redetermined deductions” or engages in certain other transactions that generate deductible interest or other expenses for the taxable REIT subsidiary that do not clearly reflect income for federal income tax purposes as between the taxable REIT subsidiary and the REIT. This determination is made by applying the standards of Section 482 of the Code. This tax is intended to ensure that a taxable REIT subsidiary does not pay excessive rents or other deductible amounts that are not arm’s length charges in order to reduce or avoid corporate tax at the taxable REIT subsidiary level. The excise tax is in lieu of an actual reallocation of expenses between the taxable REIT subsidiary and the payee under Section 482 of the Code. Until regulations are issued by the Internal Revenue Service, REITs and their taxable REIT subsidiaries may base their allocations on any reasonable method.

      We believe that the rents paid by our taxable REIT subsidiaries reflect arm’s length, market rents and that the leases provide the opportunity for the taxable REIT subsidiary lessees to earn substantial profits (or incur substantial losses) over the term of the leases, depending on how effectively the Managers of the hotels operate them and other factors. Further, those hotel leases that were acquired by the taxable REIT subsidiaries from former lessees of the hotels were originally negotiated at arm’s length with the lessor and the acquisition of such leases by the taxable REIT subsidiaries was also negotiated at arm’s-length. Nevertheless, the determination of whether rents reflect arm’s length charges is inherently factual, and the Internal Revenue Service has broad discretion under Section 482 of the Code to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. In the event that the Internal Revenue Service were successfully to assert that the rents paid under one or more hotel leases by our taxable REIT subsidiaries do not clearly reflect the income of the taxable REIT subsidiary and Equity Inns, Inc., we would be subject to a 100% excise tax on our share of the portion of the rents determined to be in excess of an arm’s length rent, which could materially and adversely affect the amount of cash available for distribution to our shareholders.

      Interest. For purposes of the 75% and 95% gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

      Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. We believe that none of the assets owned by us, Equity Inns Partnership, L.P. and the Partnership Subsidiaries is held for sale to customers and that a sale of any such asset would not be in the ordinary course of the owning entity’s business. We will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that we can comply with such safe-harbor provisions or that Equity Inns Partnership, L.P. and the Partnership Subsidiaries will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”

      Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test in the absence of the special foreclosure property rules, less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify for purposes of the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured; and

•	for which such REIT makes a proper election to treat such property as foreclosure property.

      However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury. The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on such property, other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

•	which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

      As a result of the rules with respect to foreclosure property, if a lessee defaults on its obligations under a percentage lease, we terminate the lessee’s leasehold interest, and we are unable to find a replacement lessee for the hotel within 90 days of such foreclosure, gross income from hotel operations conducted by us from such hotel would cease to qualify for the 75% and 95% gross income tests unless we are able to hire an independent contractor to manage and operate the hotel. In such event, we might be unable to satisfy the 75% and 95% gross income tests and, thus, might fail to qualify as a REIT.

      Hedging Transactions. From time to time, we or Equity Inns Partnership, L.P. may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that we or Equity Inns Partnership, L.P. enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we or Equity Inns Partnership, L.P. hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

      Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

      We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Taxation of Equity Inns,” even if the relief provisions apply, we would incur a 100% tax on (1) the greater of the amount by which (a) we fail the 75% gross income test, or (b) 90% of our total gross income exceeds the sources of our gross income that satisfy the 95% gross income test, multiplied, in either case, by (2) a fraction intended to reflect our profitability.

Asset Tests

      To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year:

•	First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

•	Second, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets unless such securities otherwise constitute qualifying assets for purposes of the 75% asset test.

•	Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities unless such securities otherwise constitute qualifying assets for purposes of the 75% asset test.

•	Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries.

•	Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

      For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that certain “straight debt” securities are not treated as “securities” for purposes of the 10% value test (for example, qualifying debt securities of a corporation in which we own no equity interest or of a partnership if we own at least a 20% profits interest in the partnership).

      We believe that the aggregate value of the debt and equity securities that we hold in our taxable REIT subsidiaries is substantially less than 20% of our gross assets. No appraisals have been obtained to support this determination, however, and no complete assurance can be given that the Internal Revenue Service would not assert a contrary view.

      If we should fail to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (1) we satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (2) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

Distribution Requirements

      Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

•	the sum of (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.

      We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration.

      We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

      It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

      Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest, and in some cases penalties, to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

      We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding stock. We have complied, and intend to continue to comply, with such requirements.

Failure to Qualify

      If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to shareholders. In fact, we would not be required to distribute any amounts to shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to most domestic noncorporate shareholders would be taxable at the 15% rate applicable to qualified dividends. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Other Tax Consequences

Tax Aspects of Our Investments in Equity Inns Partnership, L.P. and the Partnership Subsidiaries

      The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in Equity Inns Partnership, L.P. and the Partnership Subsidiaries (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

      Classification as Partnerships. We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership rather than as a corporation or an association taxable as a corporation. An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.

      Under the check-the-box regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. Each Partnership intends to be classified as a partnership for federal income tax purposes, and no Partnership has elected or will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

      A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, 90% or more of the partnership’s gross income for such year consisted of certain passive-type income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications, gains from the sale or other disposition of real property, interest, and dividends) (the “90% passive income exception”).

      Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or

S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership qualifies for the private placement exclusion.

      We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “Federal Income Tax Consequences of Our Status as a REIT — Requirements for Qualification — Income Tests” and “— Requirements for Qualification — Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “Federal Income Tax Consequences of Our Status as a REIT — Requirements for Qualification — Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

      Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

      Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

      Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

      Under Equity Inns Partnership, L.P.’s partnership agreement, depreciation or amortization deductions of Equity Inns Partnership, L.P. generally will be allocated among the partners in accordance with their respective interests in Equity Inns Partnership, L.P., except to the extent that Equity Inns Partnership, L.P. is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions. In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to Equity Inns Partnership, L.P. will be specially allocated to the contributing partners to the extent of any built-in gain or loss with respect to such property for federal income tax purposes.

      Basis in Partnership Interest. Our adjusted tax basis in our partnership interest in Equity Inns Partnership, L.P. generally is equal to:

•	the amount of cash and the basis of any other property contributed by us to Equity Inns Partnership, L.P.;

•	increased by our allocable share of Equity Inns Partnership, L.P.’s income and our allocable share of indebtedness of Equity Inns Partnership, L.P.; and

•	reduced, but not below zero, by our allocable share of Equity Inns Partnership, L.P.’s loss and the amount of cash distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of Equity Inns Partnership, L.P.

      If the allocation of our distributive share of Equity Inns Partnership, L.P.’s loss would reduce the adjusted tax basis of our partnership interest in Equity Inns Partnership, L.P. below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that Equity Inns Partnership, L.P.’s distributions, or any decrease in our share of the indebtedness of Equity Inns Partnership, L.P., which is considered a constructive cash distribution to the partners, would otherwise reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

      Depreciation Deductions Available to Equity Inns Partnership, L.P. To the extent that Equity Inns Partnership, L.P. acquired its hotels in exchange for cash, its initial basis in such hotels for federal income tax purposes generally was or will be equal to the purchase price paid by Equity Inns Partnership, L.P. Equity Inns Partnership, L.P. depreciates such depreciable hotel property for federal income tax purposes under the modified accelerated cost recovery system of depreciation (“MACRS”). Under MACRS, Equity Inns Partnership, L.P. generally depreciates furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, Equity Inns Partnership, L.P. places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. A first-year “bonus” depreciation deduction equal to 50% of the adjusted basis of qualified property is available for qualified property that is placed in service after May 5, 2003. “Qualified property” includes qualified leasehold improvement property and property with a recovery period of less than 20 years, such as furnishings and equipment at our hotels. “Qualified leasehold improvement property” generally includes improvements made to the interior of nonresidential real property that are placed in service more than three years after the date the building was placed in service. Under MACRS, Equity Inns Partnership, L.P. generally depreciates buildings and improvements over a 39-year recovery period using a straight line method and a mid-month convention. Equity Inns Partnership, L.P.’s initial basis in hotels acquired in exchange for units in Equity Inns Partnership, L.P. should be the same as the transferor’s basis in such hotels on the date of acquisition by Equity Inns Partnership, L.P. Although the law is not entirely clear, Equity Inns Partnership, L.P. generally depreciates such depreciable hotel property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. Equity Inns Partnership, L.P.’s tax depreciation deductions are allocated among the partners in accordance with their respective interests in Equity Inns Partnership, L.P., except to the extent that Equity Inns Partnership, L.P. is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions.

Sale of a Partnership’s Property

      Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

      Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. We, however, do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Taxable REIT Subsidiaries

      As described above, we may own, directly or indirectly, up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary is a fully taxable corporation. A taxable REIT subsidiary may lease hotels from us under certain circumstances, provide services to our tenants, and perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities. We and our corporate subsidiary must elect for the subsidiary to be treated as a taxable REIT subsidiary. A corporation of which a qualifying taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 20% of the value of our assets may consist of securities of one or more taxable REIT subsidiaries, and no more than 25% of the value of our assets may consist of the securities of taxable REIT subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

      A taxable REIT subsidiary may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. Rents received by us from a taxable REIT subsidiary will qualify as “rents from real property” as long as the leased property constitutes a “qualified lodging facility” that is operated on behalf of the taxable REIT subsidiary by a person (an “eligible independent contractor”) who satisfies the following requirements:

•	such person is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the taxable REIT subsidiary;

•	such person does not own, directly or indirectly, more than 35% of our stock;

•	no more than 35% of such person is owned, directly or indirectly, by one or more persons owning 35% or more of our stock; and

•	we do not directly or indirectly derive any income from such person.

      A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

      The taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to us to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and us or our tenants that are not conducted on an arm’s-length basis. For example, to the extent that the rent paid by a taxable REIT subsidiary to us exceeds an arm’s-length rental amount, such amount potentially will be subject to the excise tax.

      We formed several taxable REIT subsidiaries as of January 1, 2001 to lease our hotels. Our taxable REIT subsidiaries have engaged independent third-party hotel managers to operate the related hotels on behalf of such taxable REIT subsidiaries. Moreover, we have represented that, with respect to properties that we lease to our taxable REIT subsidiaries in the future, each such taxable REIT subsidiary will engage an “eligible independent contractor” to manage and operate the hotels leased by such taxable REIT subsidiary. Furthermore, we believe that all transactions between us and our taxable REIT subsidiaries are conducted on an arm’s-length basis.

State and Local Taxes

      We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in our common stock.

PLAN OF DISTRIBUTION

      We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of any of these methods of sale.

      As may be required by law, we will set forth in a prospectus supplement the terms of the offering of securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

Agents

      We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

      We may engage Cantor Fitzgerald & Co. and/or Brinson Patrick Securities Corporation to act as our agent (each, an “Offering Agent”) for one or more offerings, from time to time, of our common stock. If we reach agreement with an Offering Agent with respect to a specific offering, including the number of shares of common stock and any minimum price below which sales may not be made, then the Offering Agent will try to sell such common stock on the agreed terms. The Offering Agent could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act, including sales made directly on the New York Stock Exchange, or sales made to or through a market maker other than on an exchange. At-the-market offerings under the registration statement to which this prospectus relates, in the aggregate, may not exceed 10% of the aggregate market value of our outstanding voting securities held by non-affiliates on a date within 60 days prior to the filing of the registration statement of which this prospectus is a part. The Offering Agent will be deemed to be an “underwriter” within the meaning of the Securities Act, with respect to any sales effected through an “at-the-market” offering, and the compensation of the Offering Agent will be deemed to be underwriting commissions or discounts.

      These sales, if any, will be made pursuant to the terms of a sales agreement, forms of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part and are incorporated herein by reference.

      We have agreed to provide indemnification and contribution to Cantor Fitzgerald and Brinson Patrick against certain liabilities under the Securities Act.

Underwriters

      If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We may change from time to time any public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

Direct Sales

      We may also sell securities directly to one or more purchasers without using underwriters or agents. Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses.

Trading Markets and Listing of Securities

      Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on the New York Stock Exchange. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Stabilization Activities

      Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

OTHER MATTERS

Legal

      The legality of any securities offered hereby will be passed upon for us by Hunton & Williams LLP. Certain legal matters will be passed upon for the underwriters, if any, by the counsel named in a prospectus supplement. In addition, we have based the description of federal income tax consequences in “Federal Income Tax Consequences of Our Status as a REIT” upon the opinion of Hunton & Williams LLP.

Experts

      The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 of Equity Inns, Inc. included in the Form 10-K for the year ended December 31, 2003 and the audited historical financial statements of McKibbon Hotels and Simon Hotels contained in Equity Inns, Inc.’s Current Report on Form 8-K dated January 5, 2003 and filed on September 22, 2004, incorporated by reference in this prospectus, have been so incorporated by reference in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                             Shares
Equity Inns, Inc.
     % Series C Cumulative Preferred Stock
(Liquidation Preference $25 per Share)

A.G. EDWARDS
The date of this prospectus supplement is February      , 2006.